Management's Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2016

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Silver Wheaton Corp.'s ("Silver Wheaton" or the "Company") unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). In addition, the following should be read in conjunction with the 2015 audited consolidated financial statements, the related MD&A and the 2015 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 41 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 9, 2016.

Highlights

Operations

Production

•
Attributable silver production for the three and nine months ended September 30, 2016 of 7.7 million ounces  and 22.8 million ounces, respectively, representing an increase of 11% relative to the comparable periods in 2015, with the silver ounces produced for the most recently completed nine months representing a record for the Company.

•
Record attributable gold production for the three and nine months ended September 30, 2016 of 109,200 ounces  and 240,800 ounces, respectively, representing an increase of 86% and 41% over the comparable periods in 2015.

•
On a silver equivalent basis¹, attributable production for the three and nine months ended September 30, 2016 of 15.1 million ounces and 40.5 million ounces, respectively, representing an increase of 33% and 22% relative to the comparable periods in 2015, with ounces produced for the most recently completed nine months representing a record for the Company.[1]

•
Alternatively, on a gold equivalent basis¹, record attributable production for the three and nine months ended September 30, 2016 of 221,600 ounces and 550,600 ounces, respectively, representing an increase of 48% and 23% relative to the comparable periods in 2015.

Sales Volume

•
Silver sales volume for the three and nine months ended September 30, 2016 of 6.1 million ounces and 20.8 million ounces, respectively, representing a decrease of 7% during the three month period and an increase of 17% during the nine month period as compared to the comparable periods in 2015, with ounces sold for the most recently completed nine months representing a record for the Company.

•
Record gold sales volume for the three and nine months ended September 30, 2016 of 85,100 ounces and 221,100 ounces, respectively, representing an increase of 77% and 61% relative to the comparable periods in 2015.

•
On a silver equivalent basis¹, sales volume for the three and nine months ended September 30, 2016 of 11.9 million ounces and 37.1 million ounces, respectively, representing an increase of 17% and 33% relative to the comparable periods in 2015, with ounces sold for the most recently completed nine month period representing a record for the Company.

•
Alternatively, on a gold equivalent basis¹, sales volume for the three and nine months ended September 30, 2016 of 175,000 ounces and 504,100 ounces, respectively, representing an increase of 29% and 33% relative to the comparable periods in 2015, with ounces sold for the most recently completed nine month period representing a record for the Company.

1 Please refer to the tables on the bottom of pages 15, 16, 18 and 19 for the methodology of converting production and sales volumes to silver- equivalent ounces and gold-equivalent ounces.

SILVER WHEATON 2016 THIRD QUARTER REPORT [1]

•
As at September 30, 2016, approximately 3.8 million payable silver ounces and 63,300 payable gold ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts. This represents an increase of 0.8 million payable silver ounces and 18,500 payable gold ounces during the three month period ending September 30, 2016.  Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of factors including mine ramp-up, delays in shipments, etc.[1]

Per Ounce Price Realized and Cash Cost Paid

•
Average realized sale price per silver ounce sold for the three and nine months ended September 30, 2016 of $19.53 and $16.96, respectively, representing an increase of 30% and 5% relative to the comparable periods in 2015.

•
Average realized sale price per gold ounce sold for the three and nine months ended September 30, 2016 of $1,336 and $1,266, respectively, representing an increase of 18% and 8% relative to the comparable periods in 2015.

•
Average cash cost² per silver ounce sold for the three and nine months ended September 30, 2016 of $4.51 and $4.36, respectively, representing an increase of 6% and 3% relative to the comparable periods in 2015.

•	Average cash cost² per gold ounce sold for the three and nine months ended September 30, 2016 of $390 and $393, respectively, virtually unchanged relative to the comparable periods in 2015. 2

•
Cash operating margin³ per silver ounce sold for the three and nine months ended September 30, 2016 of $15.02 and $12.60, respectively, representing an increase of 39% and 6% relative to the comparable periods in 2015.3

•
Cash operating margin³ per gold ounce sold for the three and nine months ended September 30, 2016 of $946 and $873, respectively, representing an increase of 28% and 11% relative to the comparable periods in 2015.

Operating Results

•
Revenue for the three and nine months ended September 30, 2016 of $233 million and $633 million, respectively, compared with $153 million and $448 million for the comparable periods in 2015, representing an increase of 52% and 41% relative to the comparable periods in 2015, with revenue for the most recently completed nine months representing a record for the Company.

•
Net earnings for the three and nine months ended September 30, 2016 was $83 million ($0.19 per share) and $184 million ($0.43 per share), respectively, representing an increase of 187% and 2,452% relative to the comparable periods in 2015.

•
Net earnings for the three and nine months ended September 30, 2016 of $83 million ($0.19 per share) and $184 million ($0.43 per share), respectively, compared with adjusted net earnings[4] of $50 million ($0.12 per share) and $153 million ($0.39 per share) for the comparable periods in 2015, representing an increase of 67% and 20% relative to the comparable periods in 2015. Net earnings for the three and nine months ended September 30, 2015 were adjusted by removing the $146 million after tax impact of an impairment charge taken in the quarter.  4

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure  associated with this information.
2  Refer to discussion on non-IFRS measure (iii) of page 32 of this MD&A
3 Refer to discussion on non-IFRS measure (iv) of page 33 of this MD&A
4 Refer to discussion on non-IFRS measure (i) of page 30 of this MD&A

SILVER WHEATON 2016 THIRD QUARTER REPORT [2]

•
Operating cash flows for the three and nine months ended September 30, 2016 of $162 million ($0.37 per share¹) and $410 million ($0.96 per share¹), respectively, representing an increase of 62% and 37% relative to the comparable periods in 2015.1

•
On November 9, 2016, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on November 23, 2016 and is expected to be distributed on or about December 07, 2016. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Corporate Development

•
On August 16, 2016, the Company completed its previously announced amendment to its agreement with Vale S.A ("Vale") to acquire an additional amount of gold equal to 25% of the life of mine gold production from its Salobo mine located in Brazil, with the Company being entitled to the additional attributable gold production for which an offtaker payment is received after July 1, 2016.

Other

•
As announced on November 9, 2016, Chuck Jeannes has been appointed to the Board of Directors. Mr. Jeannes is a mining industry veteran with over 30 years of experience and was the President and CEO of Goldcorp Inc. from December 2008 to April 2016 where he led the company's development into one of the world's largest and most successful gold mining companies with mining operations and development projects located throughout the Americas.

1 Refer to discussion on non-IFRS measure (ii) of page 31 of this MD&A

SILVER WHEATON 2016 THIRD QUARTER REPORT [3]

Overview

Silver Wheaton Corp. is a mining company which generates its revenue from the sale of silver and gold. The Company is listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") and trades under the symbol SLW.

Currently, the Company has entered into 19 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements" or "PMPA"), relating to 30 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price. Attributable silver and gold production as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements. During the three months ended September 30, 2016, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.51 and $390, respectively. The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook1

Silver Wheaton is the largest pure precious metal streaming company in the world. Silver Wheaton has updated its 2016 attributable production forecast for both gold and silver. Attributable gold production for 2016 is now expected to be 335,000 ounces in 2016, up from previous guidance of 305,000 ounces primarily due to better than expected results in the first nine months of the year and expected production in Q4 relating to the Salobo and Sudbury mines. Attributable silver production for 2016 is now expected to be 30 million ounces in 2016, down from previous guidance of 32 million ounces primarily due to lower than expected results from San Dimas and Peñasquito, partially offset by better than expected results from Antamina. Based on the average LBMA gold and silver price for the first nine months of 2016 ($1,260 and $17.12, respectively)2, Silver Wheaton's 2016 forecast for attributable production remains unchanged on a silver-equivalent basis at 55 million SEOs and on a gold-equivalent basis at 740,000 GEOs. Estimated average annual attributable production over the next five years (inclusive of 2016) remains unchanged at an average of approximately 330,000 ounces of gold and 31 million ounces of silver.

From a liquidity perspective, the $126 million of cash and cash equivalents as at September 30, 2016 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
2 London Bullion Market Association ("LBMA") gold prices are the average of the daily LBMA AM and PM gold benchmark prices in the first nine months of 2016. The LBMA silver price is the daily average of the LBMA silver benchmark prices in the first nine months of 2016.

SILVER WHEATON 2016 THIRD QUARTER REPORT [4]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration [1]	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Silver Interests
San Dimas	Primero	Mexico	$ 189,799	100% ²	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% ³	Life of Mine	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	Life of Mine	24-Jul-07
Antamina	Glencore	Peru	$ 900,000	33.75% [4]	Life of Mine	3-Nov-15
Other silver interests [5]			$ 1,533,241
Total silver interests			$ 3,393,040
Gold Interests
Salobo	Vale	Brazil	$ 3,059,360 [6]	75%	Life of Mine	28-Feb-13
Sudbury [7]	Vale	Canada	$ 623,572	70%	20 years	28-Feb-13
Other gold interests [8]			$ 574,442
Total gold interests			$ 4,257,374
Total silver and gold interests			$ 7,650,414

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
3)	Glencore will deliver a per annum amount to Silver Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company's attributable silver production to be purchased will be reduced to 22.5%.
5)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Minto, Cozamin, Neves-Corvo, Aljustrel, Keno Hill, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, Loma de La Plata, 777 and Constancia silver interests, as more fully detailed on page 8 of this MD&A.

6)
Vale has completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

7)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interest.
8)	Comprised of the Minto, Rosemont, 777 and Constancia gold interests, as more fully detailed on page 10 of this MD&A.

Silver Interests
San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire an amount equal to 100% of the silver produced by Goldcorp's Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero Mining Corp. ("Primero"), and pursuant to the amended silver purchase agreement with Primero, the Company acquires 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp has provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 and Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

In February 2016, Primero announced that its Mexican subsidiary received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement ("2012 APA") issued by SAT in 2012. The 2012 APA confirmed Primero's ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the Primero SPA for the tax years 2010 through 2014.  Primero has indicated that if the SAT is successful in retroactively nullifying the 2012 APA, the SAT may seek to audit and reassess Primero's Mexican subsidiary in respect of sales of silver in connection with the Primero SPA for the tax years 2010 through 2014 and tax Primero on such sales at higher-than-realized prices, as opposed to the actual realized prices set under the Primero SPA. Primero has disclosed that the amount of additional taxes that could be reassessed by the SAT for the tax years 2010 through 2014 on the silver sold in connection with the Primero SPA cannot be reasonably estimated at this time, but if SAT was successful in retroactively nullifying the 2012 APA and issuing reassessments it would likely have a material adverse effect on Primero's results of operations, financial condition and cash flows.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 THIRD QUARTER REPORT [5]

Primero has disclosed that it intends to vigorously defend the validity of the 2012 APA and that it has filed procedural and substantive responses to the claim.  Primero has also disclosed that while the timing of the legal proceeding initiated by the SAT is uncertain, Primero understands that it will take at least two years for a final decision to be rendered.  Further, Primero has indicated that it has until the end of 2016 to file an application for a renewed Advanced Pricing Agreement in respect of tax years 2015 though 2019. In light of the legal challenge by the SAT to nullify the 2012 APA, Primero has indicated that it believes the SAT is unlikely to agree to an Advance Pricing Agreement for the tax years 2015 through 2019 tax years on terms similar to the 2012 APA. For the 2015 tax year and the first six months of 2016, Primero has confirmed that it continued to record its revenue for the purposes of Mexican tax accounting in a manner consistent with the 2012 APA.  To the extent the SAT determines that the appropriate price to tax sales under the Primero SPA is significantly different from the actual realized prices thereunder, such determination is likely to have a material adverse effect on Primero's business, financial condition and results of operations.
In the event that Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero, then, in Silver Wheaton's opinion, Primero may (i) be unable to deliver some or all of the silver ounces due under the Primero SPA; (ii) otherwise default in its obligations under the Primero SPA; (iii) cease operations at San Dimas if it is uneconomic to continue to operate the mine; or (iv) become insolvent.  As a result, any of these or other adverse financial or operational consequences on Primero may also have a material adverse effect on Silver Wheaton's business, financial condition, results of operation and cash flows. Silver production from San Dimas represented approximately 16% of Silver Wheaton's total silver equivalent production for the year ended December 31, 2015.  If Silver Wheaton was unable to purchase any further silver under the Primero SPA, Silver Wheaton's forecasted silver equivalent production for 2016 and average five year forecasted silver equivalent production, its revenue and cash flows and its reserves and resources would all be significantly reduced. In addition, there is no assurance that Silver Wheaton will be successful in enforcing its rights under the security interest granted by Primero and the guarantee granted by Goldcorp. See "Risks Relating to the Company – Security Over Underlying Assets" and "Risks Relating to the Mining Operations – International Operations" in the Company's Annual Information Form for the year ended December 31, 2015.
As at September 30, 2016, approximately 0.3 million ounces of cumulative payable silver ounces have been produced at San Dimas but not yet delivered to the Company, representing an increase of 0.2 million payable silver ounces during the three month period ended September 30, 2016.1
As at September 30, 2016, the Company has received approximately 74.1 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $1.0 billion. As at December 31, 2015, the San Dimas mine had proven and probable silver reserves of 55.2 million ounces, measured and indicated silver resources of 7.2 million ounces and inferred silver resources of 74.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).
Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore to acquire an amount equal to 100% of the silver produced from the Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.

On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Additionally, effective January 1, 2016, Glencore will deliver to Silver Wheaton a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.

During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

As at September 30, 2016, approximately 0.7 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing an increase of 0.3 million payable silver ounces during the three month period ended September 30, 2016. 1

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2016 THIRD QUARTER REPORT [6]

As at September 30, 2016, the Company has received approximately 26.7 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $388 million. As at December 31, 2015, the Company's share of the Yauliyacu proven and probable silver reserves was 17.1 million ounces, measured and indicated silver resources was 51.3 million ounces and inferred silver resources was 76.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp's Peñasquito mining operations (the "Peñasquito mine") in Mexico for the life of mine.

As at September 30, 2016, approximately 0.5 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing an increase of 0.2 million payable silver ounces during the three month period ended September 30, 2016. 1

As at September 30, 2016, the Company has received approximately 36.5 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $684 million. As at December 31, 2015, the Company's 25% share of the Peñasquito proven and probable silver reserves was 145.5 million ounces, measured and indicated silver resources was 60.4 million ounces and inferred silver resources was 3.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina

On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015, is subject to this stream.
As at September 30, 2016, approximately 0.6 million ounces of cumulative payable silver ounces have been produced at Antamina but not yet delivered to the Company, representing a decrease of 0.1 million payable silver ounces during the three month period ended September 30, 2016. 1

As at September 30, 2016, the Company has received approximately 7.0 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $92 million. As at December 31, 2015, the Company's share of the Antamina proven and probable silver reserves was 68.9 million ounces, measured and indicated silver resources was 59.1 million ounces and inferred silver resources was 125.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2016 THIRD QUARTER REPORT [7]

Other Silver Interests

The following table summarizes the Other silver interests currently owned by the Company:

Other Silver Interests	Mine Owner	Location of Mine	Upfront Consideration[1]	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Los Filos	Goldcorp	Mexico	$ 4,463	100%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold [2]	Greece	$ 57,500	100%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 7,522	100%	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% [3]	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 50,000	25% [4]	Life of Mine	2-Oct-08
Barrick			$ 625,000
Pascua-Lama [5]	Barrick	Chile/Argentina		25%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	8.5 years [6]	8-Sep-09
Veladero	Barrick	Argentina		100% [7]	8.5 years	8-Sep-09
Rosemont	Hudbay	United States	$ 190,900 [8]	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 [9]	12.5%	Life of Mine	n/a [10]
777	Hudbay	Canada	$ 102,041	100%	Life of Mine	8-Aug-12
Constancia	Hudbay	Peru	$ 294,900	100%	Life of Mine	8-Aug-12
Total other silver interests			$ 1,533,241

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	95% owned by Eldorado Gold Corporation.
3)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
4)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2016 at Alexco's option;

5)
Barrick has previously announced that the Pascua-Lama project has been placed on care and maintenance and that a temporary and partial closure plan has been filed with the Chilean mining authority.  As reported by Barrick in their Q3-2016 MD&A, during the third quarter of 2016 Barrick began advancing a scoping study on the use of underground mining methods for a Lama starter project on the Argentinean side of the Pascua-Lama project. Barrick states that such a project could represent the first stage of a phased development plan for Pascua-Lama.

6)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
8)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

9)
Comprised of $11 million allocated to the silver interest upon the Company's acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

10)	Definitive terms of the agreement to be finalized.

As at September 30, 2016, approximately 1.6 million ounces of cumulative payable silver ounces have been produced by the Other silver interests but not yet delivered to the Company, representing an increase of 0.2 million payable silver ounces during the three month period ended September 30, 2016.1

As at September 30, 2016, the Company has received approximately 69.4 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $1.2 billion.

As at December 31, 20152, unless otherwise noted, the Company's share of proven and probable silver reserves relative to these Other silver interests was 478.7 million ounces, measured and indicated silver resources was 483.6 million ounces and inferred silver resources was 148.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2015, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 38 of this MD&A.

SILVER WHEATON 2016 THIRD QUARTER REPORT [8]

Gold Interests
Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  On March 2, 2015, the Company agreed to amend the agreement to include an additional amount of gold equal to 25% of the life of mine gold production from Salobo, increasing the gold stream from 25% to 50% of the life of mine gold production from Salobo.

On August 2, 2016, the Company agreed to make a second amendment to the agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production, with the Company being entitled to the additional attributable gold production for which an offtaker payment is received after July 1, 2016. As a result of this, reported production for Salobo in the third quarter of 2016 is inclusive of some material produced in the second quarter. With this amendment, the Company increased the gold stream from 50% to 75% of the life of mine gold production from Salobo.

Under the second amendment to the agreement, the Company paid Vale cash consideration of $800 million for the increased gold stream and amended the 10 million Silver Wheaton common share purchase warrants previously issued to Vale in connection with the Sudbury precious metal purchase agreement which expire on February 28, 2023 to reduce the strike price from $65 to $43.75 per common share. The amendment to these warrants was valued at $29 million using a Black-Scholes option pricing model, for total upfront consideration of $829 million. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to a 1% annual inflation adjustment now commencing in 2019 on the entire 75% stream) for the full 75% of gold production or the prevailing market price per ounce of gold delivered.

As reported by Vale, the Salobo mine is in the process of ramping up mill throughput from 12 million tonnes per annum ("Mtpa") to 24 Mtpa, with the potential to further increase throughput beyond 24 Mtpa. Under the terms of the amended agreement, if the expansion to 24 Mtpa is not completed by December 31, 2016, the Company continues to be entitled to a gross up (a temporary increased percentage of gold production) based on the pro rata achievement of the target production. Extensive mineral reserves and exploration potential suggest that an even greater throughput expansion potential exists. If throughput capacity is expanded within a predetermined period, and depending on the grade of material processed, the Company will be required to make an additional payment to Vale, relative to the 75% stream, based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. There will be no additional deposit due if the expansion is completed after January 1, 2036. Any further future increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As at September 30, 2016, approximately 36,000 cumulative payable ounces of gold have been produced at Salobo but not yet delivered to the Company, representing an increase of 14,800 payable gold ounces during the three month period ended September 30, 2016.1

As of September 30, 2016, the Company has received approximately 300,100 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $247 million. As at December 31, 2015, the Company's 75% share of the Salobo proven and probable gold reserves was 9.8 million ounces, measured and indicated gold resources was 2.2 million ounces and inferred gold resources was 1.1 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the "Sudbury mines") for a period of 20 years.

As at September 30, 2016, approximately 13,200 cumulative payable ounces of gold have been produced at Sudbury but not yet delivered to the Company, representing a decrease of 3,100 payable gold ounces during the three month period ended September 30, 2016.1

1 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2016 THIRD QUARTER REPORT [9]

As of September 30, 2016, the Company has received approximately 113,900 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $97 million. As at December 31, 2015, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 660,000 ounces, measured and indicated gold resources was 120,000 ounces and inferred gold resources was 200,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other Gold Interests

The following table summarizes the Other gold interests currently owned by the Company:

Other Gold Interests	Mine Owner	Location of Mine	Upfront Consideration[1]	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract
Minto	Capstone	Canada	$47,283	100% [2]	Life of Mine	20-Nov-08
Rosemont	Hudbay	United States	$39,100 [3]	100%	Life of Mine	10-Feb-10
777	Hudbay	Canada	$353,059	100%/50% [4]	Life of Mine	8-Aug-12
Constancia	Hudbay	Peru	$135,000	50% [5]	Life of Mine	8-Aug-12
Total Other gold interests			$574,442
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
3)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

4)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay's 777 mine until Hudbay's Constancia mine satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton's share of gold production from 777 will be reduced to 50% for the life of the mine.

5)
Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018, Silver Wheaton would be entitled to additional compensation in respect of the gold stream.

As at September 30, 2016, approximately 14,100 cumulative payable ounces of gold have been produced at the Other gold interests but not yet delivered to the Company, representing an increase of 6,800 payable gold ounces during the three month period ended September 30, 2016. 1

As at September 30, 2016, the Company has received approximately 374,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $364 million. As at December 31, 20152, unless otherwise noted, the Company's share of proven and probable gold reserves relative to these Other gold interests was 900,000 ounces, measured and indicated gold resources was 690,000 ounces and inferred gold resources was 320,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1   Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2015, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 38 of this MD&A.

SILVER WHEATON 2016 THIRD QUARTER REPORT [10]

Early Deposit Silver and Gold Interests

Early deposit silver and gold interests represent agreements relative to early stage development projects whereby Silver Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Silver Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

The following table summarizes the early deposit silver and gold interests currently owned by the Company:

	Mine Owner			Attributable Production to be Purchased
Early Deposit Silver and Gold Interests		Location of Mine	Upfront Consideration[1]	Silver	Gold	Term of Agreement	Date of Original Contract
Toroparu	Sandspring	Guyana	$ 153,500 [2]	50%	10%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	$ 140,000 [3]	100% [4]	25% [4]	Life of Mine	21-Mar-16
$ 293,500
1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Comprised of $16 million paid to date and $138 million to be payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2016 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Silver Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Silver Wheaton and terminate the agreement.

3)
Comprised of $2 million paid to date, $12 million which is payable on an installment basis spread out over a period of up to nine years and $126 million payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

4)
Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

Cotabambas

On March 21, 2016, the Company announced that it had entered into the Cotabambas Early Deposit Agreement to acquire from Panoro Minerals Ltd. ("Panoro") an amount of silver and gold equal to 100% of the silver production and 25% of the gold production from its Cotabambas project located in Peru until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the terms of the agreement, Silver Wheaton will pay a total upfront cash consideration of $140 million, of which $2 million has been paid to date, $12 million is payable on an installment basis spread out over a period of up to nine years (subject to certain conditions), with the remainder to be payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year after the completion test is satisfied) or the prevailing market price per ounce of silver and gold delivered.

Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million, with this repayment being due upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

General

As at December 31, 20151, unless otherwise noted, these early deposit silver and gold interests had proven and probable reserves of 410,000 ounces of gold, measured and indicated resources of 13.5 million ounces of silver and 450,000 ounces of gold and inferred resources of 45.5 million ounces of silver and 1,150,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

1 Mineral reserves and mineral resources are reported as of December 31, 2015, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 38 of this MD&A.

SILVER WHEATON 2016 THIRD QUARTER REPORT [11]

Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

SILVER WHEATON 2016 THIRD QUARTER REPORT [12]

Summary of Ounces Produced and Sold

	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced [2]
San Dimas	1,264	1,596	923	2,317	1,418	1,786	1,928	1,744
Yauliyacu	721	686	657	749	696	696	576	687
Peñasquito	1,487	867	1,352	1,766	2,092	1,932	1,447	1,582
Antamina	1,469	1,707	2,021	2,403	-	-	-	-
Other [3]	2,710	2,751	2,579	3,049	2,684	2,787	2,408	2,391
Total silver ounces produced	7,651	7,607	7,532	10,284	6,890	7,201	6,359	6,404
Gold ounces produced [2]
Sudbury [4]	9,955	15,054	7,895	13,678	7,300	8,195	8,666	9,924
Salobo	68,168	35,627	38,474	39,395	35,717	34,036	29,195	13,850
Other [5]	31,070	19,729	14,823	19,293	15,591	14,082	17,809	13,925
Total gold ounces produced	109,193	70,410	61,192	72,366	58,608	56,313	55,670	37,699
SEOs produced [6]	15,084	12,889	12,401	15,699	11,309	11,299	10,421	9,148
GEOs produced [6]	221,578	171,787	155,848	209,783	149,941	155,303	142,862	125,653
Silver ounces sold
San Dimas	1,065	1,426	1,345	2,097	2,014	1,265	1,901	1,555
Yauliyacu	342	578	603	987	428	809	320	761
Peñasquito	1,078	886	949	2,086	2,053	1,420	1,573	1,640
Antamina	1,598	2,202	1,879	1,340	-	-	-	-
Other [3]	2,039	2,050	2,776	2,241	2,080	2,081	1,871	1,777
Total silver ounces sold	6,122	7,142	7,552	8,751	6,575	5,575	5,665	5,733
Gold ounces sold
Sudbury [4]	12,294	11,351	9,007	6,256	6,674	12,518	8,033	11,251
Salobo	50,043	45,396	35,366	44,491	21,957	32,156	9,794	14,270
Other [5]	22,726	14,010	20,885	14,152	19,446	16,300	10,572	12,383
Total gold ounces sold	85,063	70,757	65,258	64,899	48,077	60,974	28,399	37,904
SEOs sold [6]	11,913	12,451	12,745	13,607	10,201	10,010	7,737	8,493
GEOs sold [6]	175,008	165,945	160,180	181,838	135,243	137,591	106,071	116,654
Cumulative payable silver ounces produced but not yet delivered [7]	3,783	2,999	3,230	3,872	3,320	3,747	2,873	2,876
Cumulative payable gold ounces produced but not yet delivered [7]	63,303	44,780	49,679	56,867	54,462	46,809	55,286	31,068
Silver / Gold Ratio [8]	68.1	75.0	79.6	74.8	75.4	72.8	72.9	72.8

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Minto, Cozamin, Neves-Corvo, Aljustrel, Keno Hill, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the previously owned Campo Morado and Mineral Park silver interests.

4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
5)	Comprised of the Minto, 777 and Constancia gold interests.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	Payable silver and gold ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.
8)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

SILVER WHEATON 2016 THIRD QUARTER REPORT [13]

Quarterly Financial Review

	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total silver ounces sold (000's)	6,122	7,142	7,552	8,751	6,575	5,575	5,665	5,733
Average realized silver price [1]	$19.53	$17.18	$14.68	$14.75	$15.05	$16.42	$16.95	$16.46
Silver sales (000's)	$119,573	$122,711	$110,847	$129,087	$98,926	$91,552	$96,012	$94,395
Total gold ounces sold	85,063	70,757	65,258	64,899	48,077	60,974	28,399	37,904
Average realized gold price [1]	$1,336	$1,267	$1,175	$1,100	$1,130	$1,195	$1,214	$1,213
Gold sales (000's)	$113,631	$89,640	$76,664	$71,409	$54,325	$72,883	$34,492	$45,980
Total sales (000's)	$233,204	$212,351	$187,511	$200,496	$153,251	$164,435	$130,504	$140,375
Average cash cost, silver [1,2]	$4.51	$4.46	$4.14	$4.06	$4.26	$4.26	$4.14	$4.13
Average cash cost, gold [1,2]	$390	$401	$389	$396	$389	$395	$388	$391
Average depletion, silver [1]	$5.45	$5.49	$5.12	$4.17	$2.97	$3.51	$2.65	$3.00
Average depletion, gold [1]	$477	$507	$501	$485	$535	$554	$600	$625
Net earnings (loss) (000's)	$82,986	$60,306	$40,979	$(169,263)	$(95,925)	$53,726	$49,419	$52,030
Add back - impairment loss (net of tax)	-	-	-	226,673	145,726	-	-	-
Adjusted net earnings [3] (000's)	$82,986	$60,306	$40,979	$57,410	$49,801	$53,726	$49,419	$52,030
Earnings (loss) per share
Basic	$0.19	$0.14	$0.10	$(0.42)	$(0.24)	$0.13	$0.13	$0.14
Diluted	$0.19	$0.14	$0.10	$(0.42)	$(0.24)	$0.13	$0.13	$0.14
Adjusted earnings per share [3]
Basic	$0.19	$0.14	$0.10	$0.14	$0.12	$0.13	$0.13	$0.14
Diluted	$0.19	$0.14	$0.10	$0.14	$0.12	$0.13	$0.13	$0.14
Cash flow from operations (000's)	$161,577	$134,267	$113,754	$133,389	$99,547	$109,292	$89,131	$94,120
Cash flow from operations per share [4]
Basic	$0.37	$0.31	$0.28	$0.33	$0.25	$0.27	$0.24	$0.26
Diluted	$0.37	$0.31	$0.28	$0.33	$0.25	$0.27	$0.24	$0.26
Dividends
Dividends declared (000's)	$22,049	$22,000	$20,088 [5]	$20,192	$20,214	$20,205	$20,198 [6]	$21,861
Dividends declared per share	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.06
Total assets (000's)	$6,326,032	$5,561,209	$5,563,144	$5,632,211	$5,009,177	$5,203,371	$5,268,074	$4,647,763
Total liabilities (000's)	$1,362,857	$721,982	$1,406,757	$1,481,476	$666,356	$735,672	$840,578	$1,019,027
Total shareholders' equity (000's)	$4,963,175	$4,839,227	$4,156,387	$4,150,735	$4,342,821	$4,467,699	$4,427,496	$3,628,736

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 30 of this MD&A
4)	Refer to discussion on non-IFRS measure (ii) on page 31 of this MD&A.
5)	On March 16, 2016, the Company declared dividends of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2016.
6)	On March 18, 2015, the Company declared dividends of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2015.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2016 THIRD QUARTER REPORT [14]

Results of Operations and Operational Review

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended September 30, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,264	1,065	$19.75	$4.28	$1.11	$21,037	$15,300	$-	$15,300	$16,478	$142,312
Yauliyacu	721	342	20.00	8.74	5.78	6,841	1,876	-	1,876	3,852	156,478
Peñasquito	1,487	1,078	19.73	4.09	3.05	21,276	13,574	-	13,574	16,866	421,955
Antamina	1,469	1,598	19.67	3.84	9.94	31,437	9,424	-	9,424	25,305	830,594
Other [4]	2,710	2,039	19.11	4.68	5.41	38,982	18,402	-	18,402	31,404	924,157
Total silver	7,651	6,122	$19.53	$4.51	$5.45	$119,573	$58,576	$-	$58,576	$93,905	$2,475,496
Gold
Sudbury [5]	9,955	12,294	$1,332	$400	$787	$16,382	$1,787	$-	$1,787	$11,463	$480,550
Salobo	68,168	50,043	1,339	400	382	67,008	27,875	-	27,875	46,991	2,932,959
Other [6]	31,070	22,726	1,331	361	518	30,241	10,271	-	10,271	22,202	189,624
Total gold	109,193	85,063	$1,336	$390	$477	$113,631	$39,933	$-	$39,933	$80,656	$3,603,133
Operating results						$233,204	$98,509	$-	$98,509	$174,561	$6,078,629
Corporate costs
General and administrative								$(9,513)	$(9,513)	$(7,994)
Interest expense								(6,007)	(6,007)	(5,204)
Other								(1,380)	(1,380)	214
Income tax recovery								1,377	1,377	-
Total corporate costs								$(15,523)	$(15,523)	$(12,984)	$247,403
						$233,204	$98,509	$(15,523)	$82,986	$161,577	$6,326,032

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2016 were as follows:

Three Months Ended September 30, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	68.1	15,084	11,913	$ 19.57	$ 5.10	$ 14.47	$ 6.20	$ 8.27
Gold equivalent basis	68.1	221,578	175,008	$ 1,333	$ 347	$ 986	$ 422	$ 564

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 33 of this MD&A.

SILVER WHEATON 2016 THIRD QUARTER REPORT [15]

Three Months Ended September 30, 2015
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Other	Net Loss	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,418	2,014	$15.11	$4.22	$0.88	$30,429	$20,167	$-	$-	$20,167	$21,937	$148,399
Yauliyacu	696	428	14.73	4.20	6.43	6,304	1,753	-	-	1,753	4,507	177,461
Peñasquito	2,092	2,053	15.13	4.07	2.85	31,052	16,854	-	-	16,854	22,697	436,783
Other [4]	2,684	2,080	14.97	4.50	4.40	31,141	12,632	(53,722)	-	(41,090)	22,050	1,093,780
	6,890	6,575	$15.05	$4.26	$2.97	$98,926	$51,406	$(53,722)	$-	$(2,316)	$71,191	$1,856,423
Gold
Sudbury [5]	7,300	6,674	$1,121	$400	$841	$7,480	$(805)	$-	$-	$(805)	$4,811	$560,953
Salobo	35,717	21,957	1,127	400	420	24,742	6,743	-	-	6,743	15,959	2,175,433
Other [6]	15,591	19,446	1,137	373	560	22,103	3,951	(100,299)	-	(96,348)	13,136	278,427
	58,608	48,077	$1,130	$389	$535	$54,325	$9,889	$(100,299)	$-	$(90,410)	$33,906	$3,014,813
Operating results						$153,251	$61,295	$(154,021)	$-	$(92,726)	$105,097	$4,871,236
Corporate costs
General and administrative									$(7,170)	$(7,170)	$(5,626)
Interest expense									(428)	(428)	(360)
Other									(763)	(763)	436
Income tax recovery									5,162	5,162	-
Total corporate costs									$(3,199)	$(3,199)	$(5,550)	$137,941
						$153,251	$61,295	$(154,021)	$(3,199)	$(95,925)	$99,547	$5,009,177

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, Constancia and 777 silver interests in addition to the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, Constancia and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2015 were as follows:

Three Months Ended September 30, 2015
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	75.4	11,309	10,201	$ 15.02	$ 4.58	$ 10.44	$ 4.44	$ 6.00
Gold equivalent basis	75.4	149,941	135,243	$ 1,133	$ 345	$ 788	$ 335	$ 453
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 33 of this MD&A.

SILVER WHEATON 2016 THIRD QUARTER REPORT [16]

Silver Production

For the three months ended September 30, 2016, attributable silver production was 7.7 million ounces relative to 6.9 million ounces for the comparable period in 2015, with the 0.8 million ounce increase being primarily attributable to the following factors:

•	1.5 million ounce increase related to the silver stream at the Antamina mine which was acquired in November 2015; partially offset by

•	604,000 ounce (29%) decrease related to the Peñasquito mine, primarily due to lower grades.

Gold Production

For the three months ended September 30, 2016, attributable gold production was 109,200 ounces relative to 58,600 ounces for the comparable period in 2015, with the 50,600 ounce increase being primarily attributable to the following factors:

•
32,500 ounce (91%) increase related to the Salobo mine, due primarily to the acquisition of an additional 25% gold interest in the Salobo mine as referenced in the Gold interest section of this MD&A; and

•	15,500 ounce (99%) increase related to gold production at the Other mines, due primarily to higher grades at Minto.

Net Earnings (Loss) and Cash Flow from Operations

For the three months ended September 30, 2016, the net earnings and cash flow from operations were $83 million and $162 million, respectively, relative to a net loss of $96 million and cash flow from operations of $100 million for the comparable period in 2015, with the $179 million increase in net earnings being primarily attributable to the following factors:

•	$7 million increase related to a 14% increase in payable silver ounces produced; and

•	$10 million increase related to a 90% increase in payable gold ounces produced; and

•	$3 million decrease related to the composition of mines from which silver is produced; and

•	$7 million increase related to the composition of mines from which gold is produced; and

•	$16 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$8 million decrease relating to the San Dimas mine;

ii.	$4 million decrease relating to the Other gold interests, primarily related to the Minto mine;

iii.	$3 million decrease relating to the Peñasquito mine; and

iv.	$1 million decrease relating to the Salobo mine; and

•
$33 million increase due to an increase in the operating margin per ounce, due primarily to a 30% increase in the average realized selling price per silver ounce sold and an 18% increase in the average realized selling price per gold ounce sold, partially offset by an increase in the per ounce cost of sales which was primarily attributable to an 84% increase in depletion per silver ounce sold resulting primarily from the addition of the Antamina silver interest which has a higher depletion rate as compared to silver interests acquired previously; and

•
$154 million increase as a result of the impairment charge taken during the three months ended September 30, 2015, as more fully explained in the Impairment of Silver and Gold Interests section of this MD&A; and

•	$12 million decrease as a result of an increase in corporate costs as explained in the Corporate Costs section of this MD&A ($7 million decrease from a cash flow perspective).

SILVER WHEATON 2016 THIRD QUARTER REPORT [17]

Nine Months Ended September 30, 2016
	Ounces Produced [2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	3,783	3,836	$17.19	$4.25	$1.11	$65,954	$45,402	$-	$45,402	$49,645	$142,312
Yauliyacu	2,064	1,523	16.85	7.41	5.78	25,670	5,581	-	5,581	14,385	156,478
Peñasquito	3,706	2,913	16.88	4.09	3.05	49,180	28,373	-	28,373	37,266	421,955
Antamina	5,197	5,679	16.90	3.39	9.94	95,975	20,285	-	20,285	76,726	830,594
Other [4]	8,040	6,865	16.95	4.66	4.78	116,352	51,510	-	51,510	85,161	924,157
	22,790	20,816	$16.96	$4.36	$5.34	$353,131	$151,151	$-	$151,151	$263,183	$2,475,496
Gold
Sudbury [5]	32,904	32,652	$1,263	$400	$787	$41,235	$2,474	$-	$2,474	$28,174	$480,550
Salobo	142,269	130,805	1,264	400	407	165,382	59,763	-	59,763	113,060	2,932,959
Other [6]	65,622	57,621	1,272	373	523	73,318	21,722	-	21,722	52,136	189,624
	240,795	221,078	$1,266	$393	$494	$279,935	$83,959	$-	$83,959	$193,370	$3,603,133
Operating results						$633,066	$235,110	$-	$235,110	$456,553	$6,078,629
Corporate costs
General and administrative								$(30,316)	$(30,316)	$(30,750)
Interest expense								(17,529)	(17,529)	(16,478)
Other								(4,138)	(4,138)	273
Income tax recovery								1,144	1,144	-
Total corporate costs								$(50,839)	$(50,839)	$(46,955)	$247,403
						$633,066	$235,110	$(50,839)	$184,271	$409,598	$6,326,032

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the nine months ended September 30, 2016 were as follows:

Nine Months Ended September 30, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	73.5	40,498	37,077	$ 17.07	$ 4.79	$ 12.28	$ 5.94	$ 6.34
Gold equivalent basis	73.5	550,643	504,130	$ 1,256	$ 352	$ 904	$ 437	$ 467
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 33 of this MD&A.

SILVER WHEATON 2016 THIRD QUARTER REPORT [18]

Nine Months Ended September 30, 2015
	Ounces Produced [2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	5,132	5,180	$16.07	$4.21	$0.88	$83,244	$56,904	$-	$-	$56,904	$61,457	$148,399
Yauliyacu	1,968	1,557	15.99	4.19	6.43	24,890	8,346	-	-	8,346	18,363	177,461
Peñasquito	5,471	5,046	16.24	4.07	2.85	81,958	47,060	-	-	47,060	61,421	436,783
Other [4]	7,879	6,032	15.98	4.36	4.17	96,399	44,945	(53,722)	-	(8,777)	70,982	1,093,780
	20,450	17,815	$16.08	$4.22	$3.03	$286,491	$157,255	$(53,722)	$-	$103,533	$212,223	$1,856,423
Gold
Sudbury [5]	24,161	27,225	$1,184	$400	$841	$32,236	$(1,563)	$-	$-	$(1,563)	$20,908	$560,953
Salobo	98,948	63,907	1,177	400	420	75,198	22,809	-	-	22,809	49,635	2,175,433
Other [6]	47,482	46,318	1,172	374	579	54,266	10,103	(100,299)	-	(90,196)	36,506	278,427
	170,591	137,450	$1,176	$391	$557	$161,700	$31,349	$(100,299)	$-	$(68,950)	$107,049	$3,014,813
Operating results						$448,191	$188,604	$(154,021)	$-	$34,583	$319,272	$4,871,236
Corporate costs
General and administrative									$(23,226)	$(23,226)	$(20,889)
Interest expense									(2,726)	(2,726)	(2,306)
Other									(3,680)	(3,680)	1,893
Income tax recovery									2,269	2,269	-
Total corporate costs									$(27,363)	$(27,363)	$(21,302)	$137,941
						$448,191	$188,604	$(154,021)	$(27,363)	$7,220	$297,970	$5,009,177

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
4)
Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, Constancia and 777 silver interests in addition to the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, Constancia and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the nine months ended September 30, 2015 were as follows:

Nine Months Ended September 30, 2015
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	74.0	33,067	27,979	$ 16.02	$ 4.61	$ 11.41	$ 4.67	$ 6.74
Gold equivalent basis	74.0	447,132	378,340	$ 1,185	$ 341	$ 844	$ 345	$ 499
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 33 of this MD&A.

SILVER WHEATON 2016 THIRD QUARTER REPORT [19]

Silver Production

For the nine months ended September 30, 2016, attributable silver production was 22.8 million ounces, relative to 20.5 million ounces for the comparable period in 2015, with the 2.3 million ounce increase being primarily attributable to the following factors:

•	5.2 million ounce increase related to the silver stream at the Antamina mine which was acquired in November 2015; partially offset by

•	1.8 million ounce (32%) decrease related to the Peñasquito mine, due primarily to lower throughput and grades; and

•	1.3 million ounce (26%) decrease related to the San Dimas mine which was primarily the result of lower throughput rates and lower head grades.

Gold Production

For the nine months ended September 30, 2016, attributable gold production was 240,800 ounces, relative to 170,600 ounces for the comparable period in 2015, with the 70,200 ounce increase being primarily attributable to the following factors:

•
43,300 ounce (44%) increase related to the Salobo mine, primarily due to higher grades and throughput in addition to the acquisition of an additional 25% gold interest in the Salobo mine as referenced in the Gold interest section of this MD&A; and

•	18,100 ounce (38%) increase related to gold production at the Other mines, primarily due to the mining higher grade material at Minto; and

•	8,700 ounce (36%) increase related to the Sudbury mine, primarily due to higher grades.

Net Earnings and Cash Flow from Operations

For the nine months ended September 30, 2016, the net earnings and cash flow from operations were $184 million and $410 million, respectively, relative to $7 million and $298 million for the comparable period in 2015, with the $177 million increase in net earnings being primarily attributable to the following factors:

•	$22 million increase related to a 14% increase in payable silver ounces produced; and

•	$15 million increase related to a 42% increase in payable gold ounces produced; and

•	$10 million decrease related to the composition of mines from which silver is produced; and

•	$9 million increase related to the composition of mines from which gold is produced; and

•	$8 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$9 million increase relating to the Salobo mine; and

ii.	$4 million increase relating to the Antamina mine; partially offset by

iii.	$5 million decrease relating to the Peñasquito mine; and

•
$2 million increase due to an increase in the operating margin per ounce, due primarily to a 6% increase in the average realized selling price per silver ounce sold and an 8% increase in the average realized selling price per gold ounce sold, partially offset by a 76% increase in depletion per silver ounce sold resulting from the addition of the Antamina silver interest which has a higher depletion rate as compared to silver interests acquired previously; and

•
$154 million increase as a result of the impairment charge taken during the three months ended September 30, 2015, as more fully explained in the Impairment of Silver and Gold Interests section of this MD&A; and

•	$23 million decrease as a result of an increase in corporate costs as explained in the Corporate Costs section of this MD&A ($26 million decrease from a cash flow perspective).

SILVER WHEATON 2016 THIRD QUARTER REPORT [20]

Impairment of Silver and Gold Interests

During the third quarter of 2015, the Company's management was informed that as a result of an unsuccessful drilling program at 777, the management of Hudbay believes that the mine life for 777 is unlikely to be extended beyond 2020.   As a result, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest ("777 PMPA").  At September 30, 2015, management estimated that the recoverable amount under the 777 PMPA was $148 million, representing its fair value less cost to sell and resulting in an impairment charge of $154 million.

Corporate Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
General and administrative	$ 9,513	$ 7,170	$ 30,316	$ 23,226
Other
Other expense	$ 1,380	$ 763	$ 4,138	$ 3,680
Interest expense	6,007	428	17,529	2,726
Income tax recovery	(1,377)	(5,162)	(1,144)	(2,269)
Total other corporate costs	$ 6,010	$ (3,971)	$ 20,523	$ 4,137
Total corporate costs	$ 15,523	$ 3,199	$ 50,839	$ 27,363

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 2,938	$ 2,728	$ 8,933	$ 8,649
PSUs	565	(445)	3,594	1,026
Total salaries and benefits	$ 3,503	$ 2,283	$ 12,527	$ 9,675
Depreciation	231	159	696	376
Charitable donations	593	733	1,499	1,784
Professional fees	1,722	565	4,976	1,231
Other	2,244	2,011	6,796	5,400
Cash settled general and administrative	$ 8,293	$ 5,751	$ 26,494	$ 18,466
Equity settled stock based compensation (a non-cash expense)	1,220	1,419	3,822	4,760
Total general and administrative	$ 9,513	$ 7,170	$ 30,316	$ 23,226

For the three and nine months ended September 30, 2016, general and administrative expenses increased by $2 million and $7 million, respectively, relative to the comparable periods in the previous year, with the increase being primarily due to higher professional fees relating to the Company's ongoing dispute with the Canada Revenue Agency and higher costs associated with performance share units (PSU's).

SILVER WHEATON 2016 THIRD QUARTER REPORT [21]

Other Expense

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Dividend income	$ (8)	$ (23)	$ (28)	$ (103)
Interest income	(11)	(14)	(77)	(105)
Stand-by fees	821	969	2,250	2,653
Letter of guarantee	374	-	811	-
Foreign exchange loss (gain)	22	(421)	610	(885)
Amortization of credit facility origination fees - undrawn facilities	177	244	498	717
Write off of credit facility origination fees upon the repayment of the non-revolving term loan	-	-	-	1,315
Other	5	8	74	88
Total other expense	$ 1,380	$ 763	$ 4,138	$ 3,680

Interest Costs

During the three months ended September 30, 2016, the Company incurred interest costs of $6 million at an effective interest rate of 2.27%, all of which was expensed.  During the three months ended September 30, 2015, the Company incurred interest costs of $3 million at an effective interest rate of 1.71%, of which $2 million was capitalized in relation to the Barrick silver interest, with the remainder being expensed.

During the nine months ended September 30, 2016, the Company incurred interest costs of $18 million at an effective interest rate of 2.11%, all of which was expensed.  During the nine months ended September 30, 2015, the Company incurred interest costs of $10 million at an effective interest rate of 1.74%, of which $8 million was capitalized in relation to the Barrick silver interest, with the remainder being expensed.

Liquidity and Capital Resources1

As at September 30, 2016, the Company had cash and cash equivalents of $126 million (December 31, 2015 - $103 million) and working capital of $115 million (December 31, 2015 – $93 million).

Three Months Ended September 30, 2016

During the three months ended September 30, 2016, the Company generated operating cash flows of $162 million compared with $100 million during the comparable period of 2015, with the increase being primarily related to an increase in the number of gold ounces sold coupled with an increase in the price realized on the sale of silver and gold ounces, partially offset by higher interest payments.

During the three months ended September 30, 2016, the Company had net cash inflows from financing activities of $640 million, which was primarily the result of advances in the amount of $780 million taken under the Company's revolving term loan ("Revolving Facility") which was used to partially fund the second amendment to the Salobo precious metal purchase agreement and proceeds in the amount of $20 million from share purchase options  exercised during the period, with these cash inflows being partially offset by repayments under the Company's Revolving Facility in the amount of $141 million and dividend payments of $19 million. During the three months ended September 30, 2015, the Company had net cash outflows from financing activities of $86 million, which was primarily the result of repayments under the Company's Revolving Facility in the amount of $68 million in addition to dividend payments of $17 million.

During the three months ended September 30, 2016, the Company had net cash outflows from investing activities of $800 million, which was related to the upfront cash payment of $800 million paid to Vale related to the second amendment to the Salobo precious metal purchase agreement. During the three months ended September 30, 2015, the Company had net cash outflows from investing activities of $5 million, which was primarily related to interest payments in the amount of $3 million on the Company's Revolving Facility that have been capitalized to qualifying silver and gold interests.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 THIRD QUARTER REPORT [22]

Nine Months Ended September 30, 2016

During the nine months ended September 30, 2016, the Company generated operating cash flows of $410 million compared with $298 million during the comparable period of 2015, with the increase being primarily related to an increase in the number of silver and gold ounces sold, partially offset by higher interest payments.

During the nine months ended September 30, 2016, the Company had net cash inflows from financing activities of $416 million, which was primarily the result of (i) the receipt of $607 million related to the bought deal equity financing which closed during April 2016; and (ii) advances in the amount of $780 million taken under the Company's Revolving Facility which was used to partially fund the second amendment to the Salobo precious metal purchase agreement; partially offset by (iii) repayments under the Company's Revolving Facility in the amount of $901 million; (iv) dividend payments totaling $56 million; and (v) the repurchase of common shares under the previously announced normal course issuer bid ("NCIB") totaling $33 million. During the nine months ended September 30, 2015, the Company had net cash inflows from financing activities of $362 million. On March 17, 2015, in connection with the first amendment to the Salobo precious metal purchase agreement, the Company closed a bought deal equity financing, raising net proceeds of $770 million. Additionally, during the comparable period of 2015 the Company drew funds under its Revolving Facility in the amount of $685 million used to partially fund the full repayment of its non-revolving term loan ("NRT Loan") in the amount of $1 billion and $115 million used to partially fund the first amendment to the Salobo precious metal purchase agreement. These net inflows were partially offset by repayments under the Company's Revolving Facility totaling $1.2 billion and dividend payments totaling $51 million.

During the nine months ended September 30, 2016, the Company had net cash outflows from investing activities of $803 million, which was primarily related to the upfront cash payment of $800 million paid to Vale related to the second amendment to the Salobo precious metal purchase agreement as well as upfront cash payments totaling $2 million paid to Panoro related to the Cotabambas Early Deposit Agreement. During the nine months ended September 30, 2015, the Company had net cash outflows from investing activities of $887 million, which was primarily related to a $900 million payment to Vale in connection with the first amendment to the Salobo precious metal purchase agreement, partially offset by proceeds in the amount of $25 million associated with the disposal of the Campo Morado silver interest.

In the opinion of management, the $126 million of cash and cash equivalents as at September 30, 2016, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON 2016 THIRD QUARTER REPORT [23]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% [3]	0%	$4.28	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% [4]	0%	$8.74 [5]	n/a	Life of Mine	23-Mar-06
Peñasquito	25%	0%	$4.09	n/a	Life of Mine	24-Jul-07
Salobo	0%	75%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Other
Los Filos	100%	0%	$4.26	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.27	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.18 [6]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [7]	$4.10	$315	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.28	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.18	n/a	50 years	5-Jun-07
Aljustrel	100% [8]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 [9]	n/a	Life of Mine	2-Oct-08
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years [10]	8-Sep-09
Veladero	100% [11]	0%	$3.90	n/a	8.5 years	8-Sep-09
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [12]
777	100%	100%/50% [13]	$6.02 [14]	$408 [14]	Life of Mine	8-Aug-12
Constancia	100%	50% [15]	$5.90 [14]	$400 [14]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [16]	25% [16]	$5.90	$450	Life of Mine	21-Mar-16

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.24 per ounce, subject to an annual inflationary factor.

3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Silver Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
5)
Should the market price of silver exceed $20 per ounce, in addition to the $8.74 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce.

6)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

7)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
8)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
9)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2016 at Alexco's option.

10)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
12)	Terms of the agreement not yet finalized.
13)
The Company's share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay's Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.

14)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
16)
Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 THIRD QUARTER REPORT [24]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2016	2017 - 2019	2020 - 2021	After 2021	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$1,345,000	$-	$1,345,000	$-	$1,345,000
Interest [2]	8,984	103,879	42,471	-	155,334	-	155,334
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	2,000	4,500	3,000	2,500	12,000	126,000	138,000
Operating leases	309	3,755	1,963	2,834	8,861	-	8,861
Total contractual obligations	$11,293	$112,134	$1,392,434	$5,334	$1,521,195	$527,550	$2,048,745

1)	At September 30, 2016, the Company had $1.3 billion drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2016 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Silver Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Silver Wheaton and terminate the agreement.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $2 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $12 million to Panoro, spread over up to nine years.

SILVER WHEATON 2016 THIRD QUARTER REPORT [25]

Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Other1

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Canada Revenue Agency Dispute and Audit of International Transactions

On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the Canada Revenue Agency ("CRA") totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada. Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Rather than making this deposit in cash, on March 15, 2016, Silver Wheaton posted security in the form of a letter of guarantee in the amount of Cdn$192 million, which includes interest accrued to March 2016 plus estimated interest for the following year. The timing for the court process is uncertain.

The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

1 The assessment by management of the expected impact of the Reassessments on the Company is "forward-looking information". Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company's interpretation of, or compliance with, tax laws, is found to be incorrect. Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 THIRD QUARTER REPORT [26]

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made	Timing
2005-2010 Taxation Years
Transfer pricing provisions of the Act should apply such that Silver Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton's foreign subsidiaries.
CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton's income subject to tax in Canada by Cdn$715 million.

CRA has reassessed Silver Wheaton and is seeking to impose income tax of Cdn$201 million. In addition, transfer pricing penalties of Cdn$72 million and interest (calculated to September 24, 2015) and other penalties of Cdn$81 million have been assessed for total of Cdn$353 million.(1),(4)

Silver Wheaton has posted security in the form of a letter of guarantee in the amount of Cdn$192 million which includes interest accrued to March 2016 plus estimated interest for the following year.(1),(4)
An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA Audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $1.2 billion. (2)	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $310 million.(2), (3)	N/A	Time to complete CRA audit unknown.
2014-2015 Taxation Years	Remain open to audit by CRA.	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $410 million. (2)	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $106 million. (2), (3)	N/A	N/A

1)	Estimates of interest given as of the date stated. Interest accrues until payment date.
2)
For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

3)	This amount does not include potential interest and penalties to the extent may be applicable.
4)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of US$12 million and US$14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively.  Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years.  However, interest and penalties of US$1.3 million remained owing, 50% of which has been paid as the Company plans to file Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011 – 2013 taxation years.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit.

SILVER WHEATON 2016 THIRD QUARTER REPORT [27]

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Silver Wheaton Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Chief Financial Officer.  The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Silver Wheaton common shares in Silver Wheaton's March 2015 public offering, and (ii) acquired Silver Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Share Capital

On March 17, 2015, in conjunction with the March 2015 amendments made to the Salobo precious metal purchase agreement, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share. After deducting underwriter commissions, the Company raised total net proceeds of approximately $770 million.

On April 14, 2016, the Company completed a bought deal equity financing (the "Offering"), whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company's $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.

During the three months ended September 30, 2016, the Company received cash proceeds of $21 million from the exercise of 930,850 share purchase options at a weighted average exercise price of Cdn$29.56 per option (nine months - $22 million from the exercise of 963,250 share purchase options at a weighted average exercise price of Cdn$29.44). During the nine months ended September 30, 2015, the Company received cash proceeds of $3 million from the exercise of 229,000 share purchase options at a weighted average exercise price of Cdn$15.89, with all of the exercises taking place during the three months ended March 31, 2015.

The Company has received TSX approval to purchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the previously announced normal course issuer bid ("NCIB"). The Company has repurchased 3,060,454 common shares under the NCIB at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the nine months ended September 30, 2016 at an average price of $14.43 per share, with all current year repurchases occurring during the three months ended March 31, 2016.

As a result of the Offering, the Plan was terminated. The NCIB continued in effect until its expiration on September 22, 2016.

As of November 9, 2016, there were 441,244,073 outstanding common shares, 4,097,400 share purchase options, 188,931 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices.

SILVER WHEATON 2016 THIRD QUARTER REPORT [28]

Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at September 30, 2016.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9"). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases: In January 2016 the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

SILVER WHEATON 2016 THIRD QUARTER REPORT [29]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2016	2015	2016	2015
Net earnings (loss)	$82,986	$(95,925)	$184,271	$7,220
Add back - impairment loss, net of tax	-	145,726	-	145,726
Adjusted net earnings	$82,986	$49,801	$184,271	$152,946
Divided by:
Basic weighted average number of shares outstanding	440,635	404,370	426,737	393,084
Diluted weighted average number of shares outstanding	441,917	404,540	427,094	393,274
Equals:
Adjusted earnings per share - basic	$0.19	$0.12	$0.43	$0.39
Adjusted earnings per share - diluted	$0.19	$0.12	$0.43	$0.39

SILVER WHEATON 2016 THIRD QUARTER REPORT [30]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2016	2015	2016	2015
Cash generated by operating activities	$161,577	$99,547	$409,598	$297,970
Divided by:
Basic weighted average number of shares outstanding	440,635	404,370	426,737	393,084
Diluted weighted average number of shares outstanding	441,917	404,540	427,094	393,274
Equals:
Operating cash flow per share - basic	$0.37	$0.25	$0.96	$0.76
Operating cash flow per share - diluted	$0.37	$0.25	$0.96	$0.76

SILVER WHEATON 2016 THIRD QUARTER REPORT [31]

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015	2016	2015
Cost of sales	$134,695	$91,956	$397,956	$259,587
Less: depletion	(73,919)	(45,248)	(220,336)	(130,620)
Cash cost of sales	$60,776	$46,708	$177,620	$128,967
Cash cost of sales is comprised of:
Total cash cost of silver sold	$27,637	$28,000	$90,756	$75,177
Total cash cost of gold sold	33,139	18,708	86,864	53,790
Total cash cost of sales	$60,776	$46,708	$177,620	$128,967
Divided by:
Total silver ounces sold	6,122	6,575	20,816	17,815
Total gold ounces sold	85,063	48,077	221,078	137,450
Equals:
Average cash cost of silver (per ounce)	$4.51	$4.26	$4.36	$4.22
Average cash cost of gold (per ounce)	$390	$389	$393	$391

SILVER WHEATON 2016 THIRD QUARTER REPORT [32]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015	2016	2015
Total sales:
Silver	$119,573	$98,926	$353,131	$286,491
Gold	$113,631	$54,325	$279,935	$161,700
Divided by:
Total silver ounces sold	6,122	6,575	20,816	17,815
Total gold ounces sold	85,063	48,077	221,078	137,450
Equals:
Average realized price of silver (per ounce)	$19.53	$15.05	$16.96	$16.08
Average realized price of gold (per ounce)	$1,336	$1,130	$1,266	$1,176
Less:
Average cash cost of silver [1] (per ounce)	$(4.51)	$(4.26)	$(4.36)	$(4.22)
Average cash cost of gold [1] (per ounce)	$(390)	$(389)	$(393)	$(391)
Equals:
Cash operating margin per silver ounce sold	$15.02	$10.79	$12.60	$11.86
Cash operating margin per gold ounce sold	$946	$741	$873	$785

1) Refer to discussion on non-IFRS measure (iii) on page 32 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Subsequent Events

Declaration of Dividend

On November 9, 2016, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on November 23, 2016 and is expected to be distributed on or about December 07, 2016. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2016. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton's disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2016.

SILVER WHEATON 2016 THIRD QUARTER REPORT [33]

Internal Control Over Financial Reporting

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company's internal control over financial reporting during the three months ended September 30, 2016 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of September 30, 2016.

Limitation of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2016 THIRD QUARTER REPORT [34]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2015, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,22)
As of December 31, 2015 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	99.6	32.6	104.5	47.1	24.5	37.2	146.7	30.0	141.6	75-80%
Heap Leach	4.1	22.7	3.0	1.4	19.9	0.9	5.4	22.0	3.9	22-28%
San Dimas (10, 11)	1.5	325.8	15.2	3.8	330.0	40.0	5.2	328.8	55.2	94%
Antamina (33.75%) (12,13)	64.5	11.0	22.7	137.4	10.5	46.2	201.8	10.6	68.9	71%
Pascua-Lama (25%)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Veladero (12)	3.7	12.8	1.5	66.1	12.8	27.3	69.8	12.8	28.8	8%
Lagunas Norte (12)	7.0	4.1	0.9	25.2	4.1	3.3	32.2	4.1	4.2	34%
Constancia	500.0	3.0	47.8	114.0	2.9	10.8	614.0	3.0	58.6	71%
Zinkgruvan
Zinc	8.1	80.0	20.7	3.7	51.0	6.0	11.7	70.9	26.7	87%
Copper	3.5	35.0	3.9	-	-	-	3.5	35.0	3.9	65%
Neves-Corvo
Copper	6.3	39.0	7.9	19.7	36.0	22.8	25.9	36.7	30.6	35%
Zinc	11.5	71.5	26.4	13.9	62.0	27.6	25.3	66.3	54.0	20%
Yauliyacu (14)	0.7	136.6	3.1	3.2	137.9	14.1	3.9	137.6	17.1	85%
777 (15)	3.3	26.7	2.8	3.0	27.8	2.7	6.3	27.2	5.5	50%
Stratoni	0.4	172.0	2.4	0.2	184.0	1.3	0.7	176.2	3.7	84%
Cozamin (12)	-	-	-	1.6	42.1	2.2	1.6	42.1	2.2	72%
Minto	1.7	8.3	0.5	3.8	5.2	0.6	5.5	6.1	1.1	78%
Los Filos	20.0	7.1	4.6	20.5	9.1	6.0	40.5	8.1	10.5	5%
Rosemont (16)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Metates Royalty (17)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			325.0			448.3			773.3
Gold
Salobo (75%) (18)	490.8	0.38	6.03	376.7	0.31	3.72	867.6	0.35	9.75	66%
Sudbury (70%) (12)	-	-	-	47.4	0.43	0.66	47.4	0.43	0.66	72%
Constancia (50%)	250.0	0.05	0.40	57.0	0.07	0.14	307.0	0.05	0.54	61%
777 (12,15)	2.0	1.80	0.12	1.8	1.80	0.11	3.9	1.80	0.22	55%
Minto	1.7	1.19	0.06	3.8	0.64	0.08	5.5	0.81	0.14	74%
Toroparu (10%) (19)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (17)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			6.80			5.19			11.99

SILVER WHEATON 2016 THIRD QUARTER REPORT [35]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,22)
As of December 31, 2015 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	23.6	30.5	23.2	37.7	24.6	29.9	61.3	26.9	53.0
Heap Leach	3.1	25.5	2.6	8.7	17.0	4.8	11.9	19.3	7.4
San Dimas (10, 11)	0.3	189.1	2.0	0.9	189.1	5.2	1.2	189.1	7.2
Antamina (33.75%) (12,13)	21.9	9.5	6.7	146.5	11.1	52.3	168.4	10.9	59.1
Pascua-Lama (25%)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	1.5	62.1	3.0	5.1	95.0	15.7	6.7	87.5	18.8
Copper	1.6	22.8	1.2	0.6	49.0	0.9	2.2	29.8	2.1
Neves-Corvo
Copper	8.2	51.4	13.6	36.3	48.7	56.9	44.5	49.2	70.5
Zinc	11.2	53.1	19.0	71.4	55.5	127.4	82.5	55.2	146.4
Yauliyacu (14)	1.3	162.2	6.7	7.0	199.3	44.6	8.2	193.5	51.3
777 (15)	-	-	-	0.7	26.3	0.6	0.7	26.3	0.6
Stratoni	0.3	193.5	1.7	0.2	203.8	1.4	0.5	198.0	3.1
Minto	6.4	3.0	0.6	33.1	3.2	3.4	39.6	3.1	4.0
Los Filos	81.6	6.7	17.6	276.3	7.9	70.0	357.9	7.6	87.6
Rosemont (16)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Aljustrel (20)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.8	467.2	11.5	0.8	467.2	11.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (21)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (20)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Total Silver			113.9			561.0			674.9
Gold
Salobo (75%) (18)	33.1	0.48	0.51	138.8	0.37	1.65	171.8	0.39	2.16
Sudbury (70%) (12)	-	-	-	16.2	0.22	0.12	16.2	0.22	0.12
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
777 (12,15)	-	-	-	0.4	1.83	0.02	0.4	1.83	0.02
Minto	6.4	0.34	0.07	33.1	0.34	0.37	39.6	0.34	0.44
Cotabambas (25%) (21)	-	-	-	29.3	0.23	0.21	29.3	0.23	0.21
Toroparu (10%) (19)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.67			2.76			3.42

SILVER WHEATON 2016 THIRD QUARTER REPORT [36]

Attributable Inferred Resources (1,2,3,4,5,9, 22)
As of December 31, 2015 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	4.9	20.6	3.2
Heap Leach	0.1	15.5	0.1
San Dimas (10, 11)	7.0	330.0	74.0
Antamina (33.75) (12,13)	351.1	11.1	125.3
Pascua-Lama (25%)	4.9	20.1	3.2
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	7.3	83.0	19.4
Copper	0.2	39.0	0.2
Neves-Corvo
Copper	13.4	37.0	15.9
Zinc	12.6	55.0	22.3
Yauliyacu (14)	13.5	177.6	76.9
777 (15)	0.7	32.6	0.7
Stratoni	0.5	169.0	2.7
Minto	25.3	2.5	2.1
Los Filos	141.0	9.2	41.6
Rosemont (16)	104.5	3.3	11.1
Aljustrel (20)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	363.4	3.0
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (21)	605.3	2.3	45.4
Toroparu (50%) (19)	64.8	0.1	0.2
Metates Royalty (17)	1.0	9.7	0.3
Total Silver			474.0
Gold
Salobo (75%) (18)	111.5	0.31	1.11
Sudbury (70%) (12)	12.0	0.52	0.20
Constancia (50%)	100.0	0.03	0.10
777 (12,15)	0.3	1.76	0.02
Minto	25.3	0.25	0.20
Cotabambas (25%) (21)	151.3	0.17	0.84
Toroparu (10%) (19)	13.0	0.74	0.31
Metates Royalty (17)	1.0	0.38	0.01
Total Gold			2.80

SILVER WHEATON 2016 THIRD QUARTER REPORT [37]

Notes:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.
Individual qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo mine – Gerrit Vos, P.Eng., Technical Director, Mining, Dr Georges Verly, P.Eng., Chief Geostatistician, Dr Armando Simon, P.Geo., Principal Geologist, Pierre Lacombe, P.Eng., Consulting Metallurgist, Donald Hickson, P.Eng., Division Manager, Earth and Infrastructure, Vikram Khera, P.Eng., Senior Financial Analyst, and Stella Searston, RM SME, Principal Geologist, all of whom are now, or were at the time of the preparation of the Salobo Report, employees of Amec Foster Wheeler Americas Limited (Amec Foster Wheeler).

b.
All other operations and development projects: the Company's QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering), both employees of the Company (the "Company's QPs").

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2015 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.
b.	Mineral Resources for the Constancia mine (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.
c.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2015.
d.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.
e.	Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
f.
Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth and Bermingham projects as of April 28, 2015, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

g.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
h.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
i.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.
j.	Mineral Resources for the Metates royalty are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.
7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Antamina mine - $2.96 per pound copper, $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
b.	Constancia mine - $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $13.50 per pound molybdenum.
c.	Cozamin mine - $42.00 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.
d.	Lagunas Norte and Veladero mines - $1,000 per ounce gold and $15.00 per ounce silver.
e.	Los Filos mine - $1,100 per ounce gold and $16.50 per ounce silver.
f.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
g.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
h.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc.
i.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.
j.	Peñasquito mine - $1,100 per ounce gold, $16.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
k.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.
m.	San Dimas mine – 2.50 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
n.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc.
o.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
p.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
q.	Yauliyacu mine - $17.20 per ounce silver, $2.83 per pound copper, $0.91 per pound lead and $1.02 per pound zinc.
r.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
s.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.

SILVER WHEATON 2016 THIRD QUARTER REPORT [38]

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.
b.	Antamina mine - $2.96 per pound copper $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
c.	Constancia mine – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.
e.	Keno Hill mines:
i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Flame and Moth and Bermingham projects - $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.
iii.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
iv.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
v.	Elsa Tailings project – 50 grams per tonne silver cut-off.
f.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
g.	Los Filos mine - $1,300 per ounce gold and $19.00 per ounce silver.
h.	Metates royalty - 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
i.	Minto mine – 0.5% copper cut-off.
j.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
k.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.
l.	Peñasquito mine - $1,300 per ounce gold, $19.00 per ounce silver, $1.00 per pound lead and zinc.
m.	Salobo mine – 0.286% copper equivalent cut-off assuming $1,500 per ounce gold $3.67 per pound copper.
n.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
o.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc
p.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
q.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
r.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.
s.	Yauliyacu mine – $17.20 per ounce silver, $2.83 per pound copper and $0.91 per pound lead and $1.02 per pound zinc.
t.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
u.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.
10.	The scientific and technical information in this document regarding the Peñasquito mine and the San Dimas mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:
a.	Peñasquito - Goldcorp annual information form filed on March 29, 2016; and
b.	San Dimas - Primero annual information form filed on March 30, 2016.
   The Company QP's have approved the disclosure of scientific and technical information in respect of the Peñasquito mine and the San Dimas mine in this document.

11.
The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of mine.

12.
The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, and Antamina silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

13.
The Antamina Silver Purchase Agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company's discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

14.
On November 30, 2015, the Company amended its silver purchase agreement with Glencore in respect to the Yauliyacu mine. The term of the agreement which was set to expire in 2026, was extended to life of mine. Additionally, effective January 1, 2016, Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.

15.
The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of mine and 100% of the payable gold until completion of the Constancia mine, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

16.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.
17.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp's (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

18.	The Company has filed an updated technical report for the Salobo mine prepared by Amec Foster Wheeler on www.sedar.com.
19.
The Company's agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

20.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

SILVER WHEATON 2016 THIRD QUARTER REPORT [39]

21.
Under the terms of the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

22.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2016 THIRD QUARTER REPORT [40]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	the normal course issuer bid ("NCIB") and the number of shares that may be purchased under the NCIB;
•	projected increases to Silver Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action litigation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the mining operations from which Silver Wheaton purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

SILVER WHEATON 2016 THIRD QUARTER REPORT [41]

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Silver Wheaton's acquisition strategy;
•
risks related to the market price of the common shares of Silver Wheaton (the "Common Shares"), including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;

•	equity price risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and

SILVER WHEATON 2016 THIRD QUARTER REPORT [42]

•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton's Form 40-F filed March 30, 2016 and Form 6-K filed March 16, 2016 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

SILVER WHEATON 2016 THIRD QUARTER REPORT [43]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2015 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2016, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2016 THIRD QUARTER REPORT [44]

Condensed Interim Consolidated Statements of Earnings (Loss)

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2016	2015	2016	2015
Sales	5	$233,204	$153,251	$633,066	$448,191
Cost of sales
Cost of sales, excluding depletion		$60,776	$46,708	$177,620	$128,967
Depletion	10	73,919	45,248	220,336	130,620
Total cost of sales		$134,695	$91,956	$397,956	$259,587
Gross margin		$98,509	$61,295	$235,110	$188,604
Expenses
General and administrative [1]	6	$9,513	$7,170	$30,316	$23,226
Impairment charges	11	-	154,021	-	154,021
Interest expense	14	6,007	428	17,529	2,726
Other expense	7	1,380	763	4,138	3,680
		$16,900	$162,382	$51,983	$183,653
Earnings (loss) before income taxes		$81,609	$(101,087)	$183,127	$4,951
Income tax recovery	20	1,377	5,162	1,144	2,269
Net earnings (loss)		$82,986	$(95,925)	$184,271	$7,220

Basic earnings per share		$0.19	$(0.24)	$0.43	$0.02
Diluted earnings per share		$0.19	$(0.24)	$0.43	$0.02
Weighted average number of shares outstanding
Basic	18	440,635	404,370	426,737	393,084
Diluted	18	441,917	404,540	427,094	393,274
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,220	$1,419	$3,822	$4,760

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2016 THIRD QUARTER REPORT [45]

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2016	2015	2016	2015
Net earnings (loss)		$82,986	$(95,925)	$184,271	$7,220
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
Gain (loss) on long-term investments - common shares held	9	9,834	(7,163)	57,287	(15,306)
Deferred income tax expense	20	(1,095)	-	(1,095)	-
Total other comprehensive income (loss)		$8,739	$(7,163)	$56,192	$(15,306)
Total comprehensive income (loss)		$91,725	$(103,088)	$240,463	$(8,086)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2016 THIRD QUARTER REPORT [46]

Condensed Interim Consolidated Balance Sheets

	Note	September 30	December 31
(US dollars in thousands - unaudited)		2016	2015
Assets
Current assets
Cash and cash equivalents		$125,545	$103,297
Accounts receivable	8	2,900	1,124
Other		2,334	1,455
Total current assets		$130,779	$105,876
Non-current assets
Silver and gold interests	10	$6,078,629	$5,469,412
Early deposit - silver and gold interests	12	17,777	15,725
Royalty interest	13	9,107	9,107
Long-term investments	9	77,063	19,776
Other	14.1	12,677	12,315
Total non-current assets		$6,195,253	$5,526,335
Total assets		$6,326,032	$5,632,211
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$12,022	$10,664
Current portion of performance share units	17.1	3,859	1,904
Total current liabilities		$15,881	$12,568
Non-current liabilities
Bank debt	14.1	$1,345,000	$1,466,000
Deferred income taxes	20	204	176
Performance share units	17.1	1,772	2,732
Total non-current liabilities		$1,346,976	$1,468,908
Total liabilities		$1,362,857	$1,481,476
Shareholders' equity
Issued capital	15	$3,442,537	$2,815,569
Reserves	16	66,256	(23,197)
Retained earnings		1,454,382	1,358,363
Total shareholders' equity		$4,963,175	$4,150,735
Total liabilities and shareholders' equity		$6,326,032	$5,632,211
Commitments and contingencies	14, 21

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2016 THIRD QUARTER REPORT [47]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2016	2015	2016	2015
Operating activities
Net earnings (loss)		$82,986	$(95,925)	$184,271	$7,220
Adjustments for
Depreciation and depletion		74,149	45,406	221,032	130,996
Amortization of credit facility origination fees:
Interest expense		190	124	596	375
Amortization of credit facility origination fees - undrawn facilities	7	177	244	498	717
Write off of credit facility origination fees upon repayment of NRT Loan	7	-	-	-	1,315
Impairment charges	11	-	154,021	-	154,021
Interest expense		5,817	304	16,933	2,351
Equity settled stock based compensation		1,220	1,419	3,822	4,760
Performance share units	17.1	565	(513)	744	(415)
Deferred income tax recovery	20	(1,404)	(5,223)	(1,170)	(2,417)
Investment income recognized in net earnings		(19)	(36)	(105)	(207)
Other		(308)	(141)	(220)	(340)
Change in non-cash working capital	19	3,397	213	(401)	1,795
Cash generated from operations		$166,770	$99,893	$426,000	$300,171
Interest paid - expensed		(5,204)	(360)	(16,478)	(2,306)
Interest received		11	14	76	105
Cash generated from operating activities		$161,577	$99,547	$409,598	$297,970
Financing activities
Bank debt repaid	14.1	$(141,000)	$(68,000)	$(901,000)	$(1,153,000)
Bank debt drawn	14.1	780,000	-	780,000	800,000
Credit facility origination fees	14.1	-	-	(1,300)	(4,241)
Shares issued	15.1	-	-	632,547	800,000
Share issue costs	15.1	(162)	6	(25,996)	(31,383)
Redemption of share capital	15.1	-	(1,464)	(33,126)	(1,464)
Share purchase options exercised	16.2	20,284	-	20,883	2,887
Dividends paid	15.2	(19,310)	(16,565)	(56,050)	(51,009)
Cash (applied to) generated from financing activities		$639,812	$(86,023)	$415,958	$361,790
Investing activities
Silver and gold interests	10	$(800,013)	$-	$(800,297)	$(900,058)
Interest paid - capitalized to silver interests		-	(2,607)	(615)	(6,939)
Silver and gold interests - early deposit	12	-	(560)	(2,042)	(1,618)
Proceeds on disposal of silver interest		-	-	-	25,000
Proceeds on disposal of long-term investments		-	-	-	12
Dividend income received		8	23	28	103
Other		(115)	(1,620)	(222)	(3,679)
Cash applied to investing activities		$(800,120)	$(4,764)	$(803,148)	$(887,179)
Effect of exchange rate changes on cash and cash equivalents		$(214)	$(140)	$(160)	$(167)
Increase (decrease) in cash and cash equivalents		$1,055	$8,620	$22,248	$(227,586)
Cash and cash equivalents, beginning of period		124,490	71,892	103,297	308,098
Cash and cash equivalents, end of period		$125,545	$80,512	$125,545	$80,512
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2016 THIRD QUARTER REPORT [48]

Condensed Interim Consolidated Statements of Shareholders' Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2015	364,778	$2,037,923	$53,717	$24,214	$3,307	$(110,079)	$(28,841)	$1,619,654	$3,628,736
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$103,145	$103,145
OCI [1]		-	-	-	-	(8,143)	(8,143)	-	(8,143)
Total comprehensive income (loss)		$-	$-	$-	$-	$(8,143)	$(8,143)	$103,145	$95,002
Shares issued	38,930	$800,000	$-	$-	$-	$-	$-	$-	$800,000
Share issue costs		(31,434)	-	-	-	-	-	-	(31,434)
DIT [1] recovery (expense)		3,611	-	-	-	-	-	-	3,611
Fair value of SBC [1]		-	-	2,903	438	-	3,341	-	3,341
Options [1] exercised	229	4,127	-	(1,240)	-	-	(1,240)	-	2,887
RSUs [1] released	32	842	-	-	(842)	-	(842)	-	-
DRIP [1]	322	5,960	-	-	-	-	-	-	5,960
Dividends (Note 15.2)		-	-	-	-	-	-	(40,403)	(40,403)
Realized loss on disposal of LTIs [1]		-	-	-	-	14,651	14,651	(14,651)	-
At June 30, 2015	404,291	$2,821,029	$53,717	$25,877	$2,903	$(103,571)	$(21,074)	$1,667,745	$4,467,700
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$(95,924)	$(95,924)
OCI [1]		-	-	-	-	(7,163)	(7,163)	-	(7,163)
Total comprehensive loss		$-	$-	$-	$-	$(7,163)	$(7,163)	$(95,924)	$(103,087)
Fair value of SBC [1]		$-	$-	$1,212	$207	$-	$1,419	$-	$1,419
Share issue costs		59	-	-	-	-	-	-	59
DIT [1] recovery (expense)		(5,238)	-	-	-	-	-	-	(5,238)
Shares cancelled (Note 15.1)	(132)	(1,464)	-	-	-	-	-	-	(1,464)
DRIP [1]	315	3,649	-	-	-	-	-	-	3,649
Dividends		-	-	-	-	-	-	(20,214)	(20,214)
At September 30, 2015	404,474	$2,818,035	$53,717	$27,089	$3,110	$(110,734)	$(26,818)	$1,551,607	$4,342,824
Total comprehensive income
Net loss		$-	$-	$-	$-	$-	$-	$(169,263)	$(169,263)
OCI [1]		-	-	-	-	2,221	2,221	-	2,221
Total comprehensive income (loss)		$-	$-	$-	$-	$2,221	$2,221	$(169,263)	$(167,042)
Fair value of SBC [1]		$-	$-	$1,197	$203	$-	$1,400	$-	$1,400
DIT [1] recovery (expense)		(1,206)	-	-	-	-	-	-	(1,206)
Shares cancelled (Note 15.1)	(645)	(3,867)	-	-	-	-	-	(3,789)	(7,656)
DRIP [1]	210	2,607	-	-	-	-	-	-	2,607
Dividends		-	-	-	-	-	-	(20,192)	(20,192)
At December 31, 2015	404,039	$2,815,569	$53,717	$28,286	$3,313	$(108,513)	$(23,197)	$1,358,363	$4,150,735
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$101,285	$101,285
OCI [1]		-	-	-	-	47,453	47,453	-	47,453
Total comprehensive income		$-	$-	$-	$-	$47,453	$47,453	$101,285	$148,738
Shares issued	38,105	$632,547	$-	$-	$-	$-	$-	$-	$632,547
Share issue costs		(26,398)	-	-	-	-	-	-	(26,398)
DIT [1] recovery (expense)		213	-	-	-	-	-	-	213
Fair value of SBC [1]		-	-	2,227	375	-	2,602	-	2,602
Options [1] exercised	32	813	-	(158)	-	-	(158)	-	655
RSUs [1] released	19	378	-	-	(378)	-	(378)	-	-
Shares cancelled (Note 15.1)	(2,295)	$(16,017)	$-	$-	$-	$-	$-	$(17,109)	$(33,126)
DRIP [1]	307	5,349	-	-	-	-	-	-	5,349
Dividends (Note 15.2)		-	-	-	-	-	-	(42,088)	(42,088)
At June 30, 2016	440,207	$3,412,454	$53,717	$30,355	$3,310	$(61,060)	$26,322	$1,400,451	$4,839,227
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$82,986	$82,986
OCI [1]		-	-	-	-	8,739	8,739	-	8,739
Total comprehensive income		$-	$-	$-	$-	$8,739	$8,739	$82,986	$91,725
Fair value of SBC [1]		$-	$-	$1,043	$177	$-	$1,220	$-	$1,220
Options [1] exercised	931	27,667	-	(6,391)	-	-	(6,391)	-	21,276
Share issue costs		(7)	-	-	-	-	-	-	(7)
DIT [1] recovery (expense)		(316)	-	-	-	-	-	-	(316)
DRIP [1]	106	2,739	-	-	-	-	-	-	2,739
Dividends (Note 15.2)		-	-	-	-	-	-	(22,049)	(22,049)
Warrants [1] modification (Note 16.1)		-	29,360	-	-	-	29,360	-	29,360
Realized loss on disposal of LTIs [1] (Note 9)		-	-	-	-	7,006	7,006	(7,006)	-
At September 30, 2016	441,244	$3,442,537	$83,077	$25,007	$3,487	$(45,315)	$66,256	$1,454,382	$4,963,175
1)
Definitions as follows: "OCI" = Other Comprehensive Income (Loss); "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "DRIP" = Dividend Reinvestment Plan; "DIT" = Deferred Income Taxes; "LTI's" = Long-Term Investments; "Warrants" = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2016 THIRD QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a mining company which generates its revenue primarily from the sale of silver and gold. Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol SLW.

The Company had entered into 19 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements"), relating to 30 different mining assets (22 of which are currently operating and 8 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price.  During the three months ended September 30, 2016, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.51 and $390, respectively. The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2016 were authorized for issue as of November 9, 2016 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000's) unless otherwise noted. References to "Cdn$" refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"). The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards ("IFRS") as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2015 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2016 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.2.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9"). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

SILVER WHEATON 2016 THIRD QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases: In January 2016 the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company's condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $6.1 billion at September 30, 2016. This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to silver and gold produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's silver and gold interests and depletion charges.

SILVER WHEATON 2016 THIRD QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

3.2.	Depletion

The Company's silver and gold interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.  The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

The Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

The price of silver and gold has been extremely volatile over the past several years and should price levels decline in the future for an extended period of time, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment. Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs"). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 16.2, 16.3, and 17.1, respectively.

3.5.	Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including a dispute with the Canada Revenue Agency ("CRA") in respect of the Company's international transactions covering the 2005 to 2010 taxation years and an audit of the 2011 to 2013 taxation years, respectively. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.  Refer to Note 21 for more information.

Critical Accounting Judgments

3.6.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities' revenues are denominated in US dollars;
•	The entities' cash cost of sales are denominated in US dollars;
•	The majority of the entities' cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

SILVER WHEATON 2016 THIRD QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.7.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. Refer to Note 21 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. The estimates and assumptions are consistent with those used in testing asset impairment of precious metal purchase agreements. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2016
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$125,545	$125,545	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	1,410	-	1,410	-
Long-term investments - common shares held	77,063	77,063	-	-
	$204,018	$202,608	$1,410	$-

SILVER WHEATON 2016 THIRD QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

	December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$103,297	$103,297	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	815	-	815	-
Long-term investments - common shares held	19,776	19,776	-	-
	$123,888	$123,073	$815	$-

The Company's cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

The Company's trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 5). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company's long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company's bank debt (Note 14.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.	Revenue

	Three Months Ended September 30				Nine Months Ended September 30
(in thousands)	2016		2015		2016		2015
Sales
Silver
Silver credit sales	$101,660	44%	$83,020	54%	$296,534	47%	$235,650	53%
Concentrate sales	17,913	8%	15,906	10%	56,597	9%	50,841	11%
	$119,573	52%	$98,926	64%	$353,131	56%	$286,491	64%
Gold
Gold credit sales	$98,848	42%	$47,247	31%	$253,769	40%	$145,490	32%
Concentrate sales	14,783	6%	7,078	5%	26,166	4%	16,210	4%
	$113,631	48%	$54,325	36%	$279,935	44%	$161,700	36%
Total sales revenue	$233,204	100%	$153,251	100%	$633,066	100%	$448,191	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers. Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker. The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at September 30, 2016 or September 30, 2015. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

SILVER WHEATON 2016 THIRD QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

6.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2016	2015	2016	2015
Salaries and benefits
Salaries and benefits, excluding PSUs		$2,938	$2,728	$8,933	$8,649
PSUs	17.1	565	(445)	3,594	1,026
Total salaries and benefits		$3,503	$2,283	$12,527	$9,675
Depreciation		231	159	696	376
Charitable donations		593	733	1,499	1,784
Professional fees		1,722	565	4,976	1,231
Other		2,244	2,011	6,796	5,400
Cash settled general and administrative		$8,293	$5,751	$26,494	$18,466
Equity settled stock based compensation (a non-cash expense)		1,220	1,419	3,822	4,760
Total general and administrative		$9,513	$7,170	$30,316	$23,226

SILVER WHEATON 2016 THIRD QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

7.	Other Expense (Income)

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2016	2015	2016	2015
Dividend income		$(8)	$(23)	$(28)	$(103)
Interest income		(11)	(14)	(77)	(105)
Stand-by fees	14.1	821	969	2,250	2,653
Letter of guarantee	14.2	374	-	811	-
Foreign exchange loss (gain)		22	(421)	610	(885)
Amortization of credit facility origination fees - undrawn facilities	14.1	177	244	498	717
Write off of credit facility origination fees upon the repayment of the non-revolving term loan	14.1	-	-	-	1,315
Other		5	8	74	88
Total other expense (income)		$1,380	$763	$4,138	$3,680

Write Off of Debt Issue Costs upon the Repayment of the Non-Revolving Term Loan

On February 27, 2015, the Company repaid its non-revolving term ("NRT") loan and, as a result, expensed the remaining unamortized credit facility origination fees of $1 million on that date.

8.	Accounts Receivable

		September 30	December 31
(in thousands)	Note	2016	2015
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$1,410	$815
Other accounts receivables		1,490	309
Total accounts receivable		$2,900	$1,124

9.	Long-Term Investments

	Sep 30, 2016	Three Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2016	Dec 31, 2015
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Loss on Disposal	Fair Value
Bear Creek	$28,418	$(1,253)	$22,859	$-	$5,558
Other	48,645	11,087	34,428	(7,006)	14,218
Total common shares held	$77,063	$9,834	$57,287	$(7,006)	$19,776

SILVER WHEATON 2016 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

	Sep 30, 2015	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2015
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI		Realized Loss on Disposal
Bear Creek	$7,130	$(2,759)	$(9,106)	$-
Revett	-	-	(1,401)	(11,870)
Other	10,425	(4,404)	(4,799)	(2,781)
Total common shares held	$17,555	$(7,163)	$(15,306)	$(14,651)

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income ("OCI"). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In June 2015, the Company disposed of its investment of 5.3 million common shares of Revett Minerals Inc. ("Revett") after the acquisition of Revett by Hecla Mining Company ("Hecla"), resulting in a realized loss of $12 million.  The Company received 0.9 million common shares of Hecla as consideration for its disposal of Revett.

In September 2016, the Company disposed of its investment of 2.5 million common shares of Mines Management Inc. ("Mines Management") after the acquisition of Mines Management by Hecla, resulting in a realized loss of $7 million.  The Company received 0.6 million common shares of Hecla as consideration for its disposal of Mines Management.

The shares of Mines Management and Hecla, discussed above, have been reflected as a component of Other long-term investments in these financial statements.

SILVER WHEATON 2016 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

10.	Silver and Gold Interests

Nine Months Ended September 30, 2016
Cost				Accumulated Depletion & Impairment			Carrying Amount Sep 30, 2016
(in thousands)	Balance Jan 1, 2016	Additions	Balance Sep 30, 2016	Balance Jan 1, 2016	Depletion	Balance Sep 30, 2016
Silver interests
San Dimas	$190,331	$-	$190,331	$(43,776)	$(4,243)	$(48,019)	$142,312
Yauliyacu	279,463	-	279,463	(114,181)	(8,804)	(122,985)	156,478
Peñasquito	524,626	-	524,626	(93,779)	(8,892)	(102,671)	421,955
Antamina	900,289	54	900,343	(13,308)	(56,441)	(69,749)	830,594
Other [1]	1,353,216	-	1,353,216	(396,215)	(32,844)	(429,059)	924,157
	$3,247,925	$54	$3,247,979	$(661,259)	$(111,224)	$(772,483)	$2,475,496
Gold interests
Sudbury [2]	$623,864	$-	$623,864	$(117,614)	$(25,700)	$(143,314)	$480,550
Salobo	2,230,368	829,499	3,059,867	(73,611)	(53,297)	(126,908)	2,932,959
Other [3]	538,290	-	538,290	(318,551)	(30,115)	(348,666)	189,624
	$3,392,522	$829,499	$4,222,021	$(509,776)	$(109,112)	$(618,888)	$3,603,133
	$6,640,447	$829,553	$7,470,000	$(1,171,035)	$(220,336)	$(1,391,371)	$6,078,629

1)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, 777 and Constancia silver interests.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont, 777 and Constancia gold interests.

SILVER WHEATON 2016 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

	Year Ended December 31, 2015
	Cost			Accumulated Depletion & Impairment			Carrying Amount Dec 31, 2015
(in thousands)	Balance Jan 1, 2015	Additions (Reductions)	Balance Dec 31, 2015	Balance Jan 1, 2015	Depletion & Impairment	Balance Dec 31, 2015
Silver interests
San Dimas	$190,331	$-	$190,331	$(37,380)	$(6,396)	$(43,776)	$146,555
Yauliyacu [1]	285,292	(5,829)	279,463	(97,814)	(16,367)	(114,181)	165,282
Peñasquito	524,626	-	524,626	(73,481)	(20,298)	(93,779)	430,847
Antamina	-	900,289	900,289	-	(13,308)	(13,308)	886,981
Other [2]	1,343,083	10,133	1,353,216	(178,008)	(218,207)	(396,215)	957,001
	$2,343,332	$904,593	$3,247,925	$(386,683)	$(274,576)	$(661,259)	$2,586,666
Gold interests
Sudbury [3]	$623,864	$-	$623,864	$(40,002)	$(77,612)	$(117,614)	$506,250
Salobo	1,330,311	900,057	2,230,368	(28,109)	(45,502)	(73,611)	2,156,757
Other [4]	538,290	-	538,290	(132,738)	(185,813)	(318,551)	219,739
	$2,492,465	$900,057	$3,392,522	$(200,849)	$(308,927)	$(509,776)	$2,882,746
	$4,835,797	$1,804,650	$6,640,447	$(587,532)	$(583,503)	$(1,171,035)	$5,469,412

1)
On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Glencore will deliver a per annum amount to Silver Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess. In conjunction with this amendment, Glencore agreed to waive amounts totaling $6 million which were due under the original agreement. The Company has treated this waiver as a reduction to the cost base of the silver interest.

2)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, 777 and Constancia silver interests.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Rosemont, 777 and Constancia gold interests.

SILVER WHEATON 2016 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2016			December 31, 2015
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$36,760	$105,552	$142,312	$19,443	$127,112	$146,555
Yauliyacu	29,544	126,934	156,478	17,814	147,468	165,282
Peñasquito	286,425	135,530	421,955	251,133	179,714	430,847
Antamina	445,958	384,636	830,594	502,115	384,866	886,981
Other [1]	341,060	583,097	924,157	372,912	584,089	957,001
	$1,139,747	$1,335,749	$2,475,496	$1,163,417	$1,423,249	$2,586,666
Gold interests
Sudbury [2]	$372,852	$107,698	$480,550	$366,480	$139,770	$506,250
Salobo	2,343,385	589,574	2,932,959	1,765,166	391,591	2,156,757
Other [3]	181,645	7,979	189,624	205,007	14,732	219,739
	$2,897,882	$705,251	$3,603,133	$2,336,653	$546,093	$2,882,746
	$4,037,629	$2,041,000	$6,078,629	$3,500,070	$1,969,342	$5,469,412

1)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, 777 and Constancia silver interests.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont, 777 and Constancia gold interests.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  On March 2, 2015, the Company agreed to amend the agreement to include an additional amount of gold equal to 25% of the life of mine gold production from Salobo, increasing the gold stream from 25% to 50% of the life of mine gold production from Salobo.

On August 2, 2016, the Company agreed to make a second amendment to the agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production, with the Company being entitled to the additional attributable gold production for which an offtaker payment is received after July 1, 2016. With this amendment, the Company increased the gold stream from 50% to 75% of the life of mine gold production from Salobo.

Under the second amendment to the agreement, the Company paid Vale cash consideration of $800 million for the increased gold stream and amended the 10 million Silver Wheaton common share purchase warrants previously issued to Vale in connection with the Sudbury precious metal purchase agreement which expire on February 28, 2023 to reduce the strike price from $65 to $43.75 per common share (Note 16.1). The estimated value of the warrant amendment was $29 million. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to a 1% annual inflation adjustment now commencing in 2019 on the entire 75% stream) for the full 75% of gold production or the prevailing market price per ounce of gold delivered.

SILVER WHEATON 2016 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

11.	Impairment of Silver and Gold Interests

During the third quarter of 2015, the Company's management was informed that as a result of an unsuccessful drilling program at Hudbay Mineral Inc.'s ("Hudbay") 777 mine ("777"), the management of Hudbay believes that the mine life for 777 is unlikely to be extended beyond 2020.   As a result, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest ("777 PMPA").  At September 30, 2015, management estimated that the recoverable amount under the 777 PMPA was $148 million, representing its fair value less cost to sell and resulting in an impairment charge of $154 million.

12.	Early Deposit – Silver and Gold Interests

The Company has entered into two early deposit precious metal purchase agreements relative to early stage development projects whereby Silver Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Silver Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

Toroparu

On November 11, 2013, the Company entered into an agreement (amended on April 22, 2015) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of silver and gold equal to 50% of the silver production and 10% of the gold production from its Toroparu project ("Toroparu"), located in the Republic of Guyana, South America, for the life of mine (the "Toroparu Early Deposit Agreement"). Under the Toroparu Early Deposit Agreement, Silver Wheaton agreed to pay Sandspring a total upfront cash consideration of $154 million, of which $16 million has been paid to date, with the additional $138 million payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Following the delivery of certain feasibility documentation or after December 31, 2016 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Silver Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Silver Wheaton and terminate the agreement.

Cotabambas

On March 21, 2016, the Company announced that it had entered into the Cotabambas Early Deposit Agreement to acquire from Panoro Minerals Ltd. ("Panoro") an amount of silver and gold equal to 100% of the silver production and 25% of the gold production from its Cotabambas project located in Peru until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the terms of the agreement, Silver Wheaton will pay a total upfront cash consideration of $140 million, of which $2 million has been paid to date, $12 million is payable on an installment basis spread out over a period of up to nine years (subject to certain conditions), with the remainder to be payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year after the completion test is satisfied) or the prevailing market price per ounce of silver and gold delivered.

Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million, with this repayment being due upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

SILVER WHEATON 2016 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

13.	Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

14.	Credit Facilities

14.1.	Bank Debt

September 30, 2016
(in thousands)	RevolvingFacility
Current portion	$-
Long-term portion	1,345,000
Gross bank debt outstanding [1]	$1,345,000
Three months ended September 30, 2016:
Interest capitalized during the period	$-
Interest expensed during the period	6,007
Total interest incurred during the period	$6,007
Effective interest rate	2.27%
Nine months ended September 30, 2016:
Interest capitalized during the period	$-
Interest expensed during the period	17,529
Total interest incurred during the period	$17,529
Effective interest rate	2.11%

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

SILVER WHEATON 2016 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

	December 31, 2015
(in thousands)	NRT Loan [1]	Revolving Facility	Total
Current portion	$-	$-	$-
Long-term portion	-	1,466,000	1,466,000
Gross bank debt outstanding [2]	$-	$1,466,000	$1,466,000
Three months ended September 30, 2015:
Interest capitalized during the period	$-	$2,529	$2,529
Interest expensed during the period	-	428	428
Total interest incurred during the period	$-	$2,957	$2,957
Effective interest rate	n/a	1.71%	1.71%
Nine months ended September 30, 2015:
Interest capitalized during the period	$1,533	$6,021	$7,554
Interest expensed during the period	1,332	1,394	2,726
Total interest incurred during the period	$2,865	$7,415	$10,280
Effective interest rate	1.72%	1.75%	1.74%

1)	The NRT Loan was fully repaid on February 27, 2015.
2)	There was $6 million unamortized debt issue costs at December 31, 2015 associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

The Company's Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants.

On March 18, 2016, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2021.

At the Company's option, amounts drawn under the Revolving Facility incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia's Base Rate plus 0.20% to 1.20%.  Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company's leverage ratio.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

The Company's bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

14.2.	Letter of Guarantee

As more fully disclosed in Note 21, on March 15, 2016, the Company entered into a Letter of Guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of Cdn$192 million. The Letter of Guarantee, which renews annually and has no set expiration date, carries an annual fee of 100 basis points.

SILVER WHEATON 2016 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

15.	Issued Capital

	Note	September 30	December 31
(US dollars in thousands)		2016	2015
Issued capital
Share capital issued and outstanding: 441,244,073 common shares (December 31, 2015: 404,039,065 common shares)	15.1	$3,442,537	$2,815,569

15.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2016, the Company had no preference shares outstanding.

The Company received TSX approval to purchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the previously announced normal course issuer bid ("NCIB"). Purchases under the Plan were made by Silver Wheaton's broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker was authorized to purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted.

The Company has repurchased 3,060,454 common shares under the NCIB at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the nine months ended September 30, 2016 at an average price of $14.43 per share, with all current year repurchases occurring during the three months ended March 31, 2016.

On April 14, 2016, the Company completed a bought-deal common share financing (the "Offering"), whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company's $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.

As a result of the Offering, the Plan was terminated. The NCIB continued in effect until its expiration on September 22, 2016.

SILVER WHEATON 2016 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

A continuity schedule of the Company's issued and outstanding common shares from January 1, 2015 to September 30, 2016 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2015	364,777,928
Shares issued [1]	38,930,000	US$20.55
Share purchase options exercised [2]	229,000	Cdn$15.89
Restricted share units released [2]	32,287	$0.00
Dividend reinvestment plan [3]	322,031	US$18.51
At June 30, 2015	404,291,246
Shares cancelled [4,5]	(131,825)	US$6.32
Dividend reinvestment plan [3]	314,604	US$11.60
At September 30, 2015	404,474,025
Shares cancelled [5]	(645,389)	US$6.97
Dividend reinvestment plan [3]	210,429	US$12.39
At December 31, 2015	404,039,065
Shares issued	38,105,250	US$16.60
Share purchase options exercised [2]	32,400	Cdn$25.97
Shares cancelled [5]	(2,295,665)	US$6.98
Restricted share units released [2]	19,386	$0.00
Dividend reinvestment plan [3]	307,164	US$17.41
At June 30, 2016	440,207,600
Share purchase options exercised [2]	930,850	Cdn$29.56
Dividend reinvestment plan [3]	105,623	US$25.93
At September 30, 2016	441,244,073

1)
In connection with the March 2, 2015 amendment made to the Salobo precious metal purchase agreement, the Company raised gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.

2)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
3)
The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

4)
Includes 119,400 common shares purchased and cancelled in accordance with the NCIB in addition to 12,425 common shares which were cancelled in accordance with the terms of the May 21, 2009 acquisition of Silverstone Resources Corp.

5)	The weighted average price of shares cancelled represents the total weighted average price of the Company's common shares immediately prior to the cancellation of the shares.

15.2.	Dividends Declared

During the three months ended September 30, 2016, the Company declared and paid dividends to its shareholders in the amount of $0.05 per common share for total dividends of $22 million.  Approximately 12% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company's dividend reinvestment plan ("DRIP"). As a result, $19 million of dividend payments were made in cash and $3 million in common shares issued, with the Company issuing 105,623 common shares under the Company's DRIP (nine months - $0.15 per common share for total dividends of $64 million, with the payment being comprised of $56 million in cash and $8 million in common shares issued, with the Company issuing 412,787 common shares under the Company's DRIP).

During the three months ended September 30, 2015, the Company declared and paid dividends to its shareholders in the amount of $0.05 per common share for total dividends of $20 million, with the payment being comprised of $17 million in cash and $3 million in common shares issued, with the Company issuing 314,604 common shares under the Company's DRIP (nine months - $0.15 per common share for total dividends of $61 million, with the payment being comprised of $51 million in cash and $10 million in common shares issued, with the Company issuing 636,635 common shares under the Company's DRIP).

As at September 30, 2016, cumulative dividends of $586 million have been declared by the Company.

SILVER WHEATON 2016 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

16.	Reserves

	Note	September 30	December 31
(in thousands)		2016	2015
Reserves
Share purchase warrants	16.1	$83,077	$53,717
Share purchase options	16.2	25,007	28,286
Restricted share units	16.3	3,487	3,313
Long-term investment revaluation reserve, net of tax	16.4	(45,315)	(108,513)
Total reserves		$66,256	$(23,197)

16.1.	Share Purchase Warrants

A continuity schedule of the Company's share purchase warrants ("warrants") from January 1, 2015 to September 30, 2016 is presented below:
	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2015 and December 31, 2015	10,000,000	$65.00	1.00	$53,717
Modification to terms		(21.25)	1.00	29,360
At September 30, 2016	10,000,000	$43.75	1.00	$83,077

In connection with the Company's acquisition of the Sudbury gold interest, on February 28, 2013, the Company issued to Vale warrants to purchase 10 million common shares of Silver Wheaton at an exercise price of $65 per warrant. The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

In connection with the Company's second amendment to the Salobo gold interest (Note 10), on August 16, 2016 the exercise price of these warrants was lowered from $65 to $43.75 per warrant.  This amendment was also valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company's common shares.

16.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions.

SILVER WHEATON 2016 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

The model requires the use of subjective assumptions, including expected share price volatility; historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$39.52	n/a	Cdn$23.37	Cdn$25.48
Expected dividend yield	0.99%	n/a	1.15%	1.06%
Expected volatility	35%	n/a	35%	35%
Risk-free interest rate	0.54%	n/a	0.63%	0.44%
Expected option life, in years	2.5	n/a	2.5	2.5
Weighted average fair value per option granted	Cdn$8.19	n/a	Cdn$4.81	Cdn$5.23

A continuity schedule of the Company's share purchase options reserve from January 1, 2015 to September 30, 2016 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2015	$24,214
Recognition of fair value of share purchase options issued	2,903
Share purchase options exercised	(1,240)
At June 30, 2015	$25,877
Recognition of fair value of share purchase options issued	1,212
At September 30, 2015	$27,089
Recognition of fair value of share purchase options issued	1,197
At December 31, 2015	$28,286
Recognition of fair value of share purchase options issued	2,227
Share purchase options exercised	(158)
At June 30, 2016	$30,355
Recognition of fair value of share purchase options issued	1,043
Share purchase options exercised	(6,391)
At September 30, 2016	$25,007

During the three months ended September 30, 2016, the Company issued 8,000 share purchase options with a weighted average exercise price of Cdn$39.52 per option and a fair value of $8.19 per option (nine months - 1,159,900 share purchase options with a weighted average exercise price of Cdn$23.37 per option and a fair value of $4 million, or Cdn$4.81 per option). For the comparable period in 2015 no share purchase options were issued by the Company (nine months - 1,012,700 share purchase options with a weighted average exercise price of Cdn$25.48 per option and a fair value of $4 million, or Cdn$5.23 per option).

Equity settled stock based compensation expense during the three and nine months ended September 30, 2016 included the recognition of $1 million and $3 million, respectively, of the fair value of the share purchase options issued, compared to $1 million and $4 million during the comparable periods in 2015.

SILVER WHEATON 2016 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

At September 30, 2016, there were 4,097,400 share purchase options outstanding with a weighted average exercise price of Cdn$27.27 per option.  For the comparable period in 2015, there were 4,285,300 share purchase options outstanding with a weighted average exercise price of Cdn$29.88 per option.

A continuity schedule of the Company's outstanding share purchase options from January 1, 2015 to September 30, 2016 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2015	3,501,600	Cdn$29.62
Granted (fair value - $4 million or Cdn$5.23 per option)	1,012,700	25.48
Exercised	(229,000)	15.89
At June 30, September 30 and December 31, 2015	4,285,300	Cdn$29.88
Granted (fair value - $4 million or Cdn$4.78 per option)	1,151,900	23.26
Exercised	(32,400)	25.98
Forfeited	(375,600)	37.38
At June 30, 2016	5,029,200	Cdn$27.65
Granted (fair value - $0.1 million or Cdn$8.19 per option)	8,000	39.52
Exercised	(930,850)	29.56
Forfeited	(8,950)	24.63
At September 30, 2016	4,097,400	Cdn$27.27

As it relates to share purchase options, during the three months ended September 30, 2016, the weighted average share price at the time of exercise was Cdn$39.08 per share (nine months - Cdn$38.68 per share). During the nine months ended September 30, 2015, the weighted average share price at the time of exercise was Cdn$24.61 per share, with all exercises taking place during the three months ended March 31, 2015.

16.3.	Restricted Share Units ("RSUs")

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

SILVER WHEATON 2016 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

A continuity schedule of the Company's restricted share units reserve from January 1, 2015 to September 30, 2016 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2015	$3,307
Recognition of fair value of RSUs issued	438
Restricted share units released	(842)
At June 30, 2015	$2,903
Recognition of fair value of RSUs issued	207
At September 30, 2015	$3,110
Recognition of fair value of RSUs issued	203
At December 31, 2015	$3,313
Recognition of fair value of RSUs issued	375
Restricted share units released	(378)
At June 30, 2016	$3,310
Recognition of fair value of RSUs issued	177
At September 30, 2016	$3,487

During the three months ended September 30, 2016, no RSUs were issued by the Company (nine months - 38,000 RSUs with a fair value of $1 million or Cdn$23.26 per RSU). For the same period in 2015, no RSUs were issued by the Company (nine months - 38,000 RSUs with a fair value of $1 million or Cdn$25.48 per RSU).

As of September 30, 2016, there were 188,931 RSUs outstanding. For the comparable period in 2015, there were 170,317 RSUs outstanding.

16.4.	Long-Term Investment Revaluation Reserve

The Company's long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments (2009), the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2016 THIRD QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2015 to September 30, 2016 is presented below:

	Change in Fair Value Due To:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2015	$(128,728)	$18,649	$-	$(110,079)
Unrealized loss on LTIs [1]	(6,220)	(1,924)	-	(8,144)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	16,784	(2,132)	-	14,652
At June 30, 2015	$(118,164)	$14,593	$-	$(103,571)
Unrealized loss on LTIs [1]	(6,043)	(1,120)	-	(7,163)
At September 30, 2015	$(124,207)	$13,473	$-	$(110,734)
Unrealized gain (loss) on LTIs [1]	2,795	(574)	-	2,221
At December 31, 2015	$(121,412)	$12,899	$-	$(108,513)
Unrealized gain on LTIs [1]	45,553	1,900	-	47,453
At June 30, 2016	$(75,859)	$14,799	$-	$(61,060)
Unrealized gain (loss) on LTIs [1]	10,402	(568)	(1,095)	8,739
Reallocate reserve to retained earnings upon disposal of LTIs [1]	7,006	-	-	7,006
At September 30, 2016	$(58,451)	$14,231	$(1,095)	$(45,315)

1)	LTIs refers to long-term investments in common shares held.

17.	Stock Based Compensation

The Company's stock based compensation consists of share purchase options (Note 16.2), restricted share units (Note 16.3) and performance share units (Note 17.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

17.1.	Performance Share Units ("PSUs")

The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company's common shares. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended September 30, 2016, the Company did not issue any PSUs (nine months - 232,000 PSUs).  For the comparable period of 2015, the Company did not issue any PSUs (nine months - 216,200 PSUs).

General and administrative expense during the three months ended September 30, 2016 included a $1 million accrual (nine months - $4 million) related to the anticipated fair value of the PSUs issued using a performance factor ranging from 11% to 85%, compared to a $1 million cost recovery (nine months - $1 million accrual) during the comparable period in 2015 using a performance factor ranging from 100% to 135%.

SILVER WHEATON 2016 THIRD QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2015 to September 30, 2016 is presented below:

Number of PSUs Outstanding
At January 1, 2015	511,951
Granted	216,200
Dividend equivalent participation	3,404
Paid	(69,250)
At June 30, 2015	662,305
Dividend equivalent participation	2,598
Paid	(4,161)
At September 30, 2015	660,742
Dividend equivalent participation	2,554
At December 31, 2015	663,296
Granted	232,000
Dividend equivalent participation	4,073
Paid	(163,804)
Forfeited	(10,268)
At June 30, 2016	725,297
Dividend equivalent participation	1,269
Forfeited	(2,530)
At September 30, 2016	724,036

18.	Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Basic weighted average number of shares outstanding	440,635	404,370	426,737	393,084
Effect of dilutive securities
Share purchase options	1,093	-	173	21
Restricted share units	189	170	184	169
Diluted weighted average number of shares outstanding	441,917	404,540	427,094	393,274

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$35.87 (nine months - Cdn$26.81), compared to Cdn$17.06 (nine months - Cdn$22.35) for the comparable period in 2015.

SILVER WHEATON 2016 THIRD QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Share purchase options	104	4,285	1,260	4,285
Share purchase warrants	10,000	10,000	10,000	10,000
Total	10,104	14,285	11,260	14,285

19.	Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Change in non-cash working capital
Accounts receivable	$1,972	$523	$(729)	$2,420
Accounts payable and accrued liabilities	835	(578)	1,616	(438)
Other	590	268	(1,288)	(187)
Total change in non-cash working capital	$3,397	$213	$(401)	$1,795

20.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Current income tax expense related to foreign jurisdictions	$27	$61	$26	$148
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$1,289	$(8,743)	$3,616	$(8,686)
Write down (reversal of write down) of previously recognized temporary differences	(2,693)	3,520	(4,786)	6,269
Total deferred income tax recovery	$(1,404)	$(5,223)	$(1,170)	$(2,417)
Income tax recovery recognized in net earnings	$(1,377)	$(5,162)	$(1,144)	$(2,269)

SILVER WHEATON 2016 THIRD QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Deferred income tax expense related to unrealized gains on LTIs	$1,095	$-	$1,095	$-
Deferred income tax expense recognized in OCI	$1,095	-	$1,095	$-

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Deferred income tax (recovery) expense related to:
Origination and reversal of temporary differences	$(198)	$2,525	$(1,445)	$(1,085)
Write down of previously recognized temporary differences	514	2,713	1,548	2,713
Deferred income tax expense recognized in equity	$316	$5,238	$103	$1,628

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2016	2015	2016	2015
Earnings (loss) before income taxes	$81,609	$(101,087)	$183,127	$4,951
Canadian federal and provincial income tax rates	26.00%	26.00%	26.00%	26.00%
Income tax expense (recovery) based on above rates	$21,219	$(26,283)	$47,613	$1,287
Non-deductible stock based compensation and other	622	188	1,820	1,494
Differences in tax rates in foreign jurisdictions	(21,348)	(14,801)	(51,404)	(45,635)
Current period unrecognized temporary differences	823	32,214	5,613	34,316
Write down (reversal of write down) of previously recognized temporary differences	(2,693)	3,520	(4,786)	6,269
Income tax recovery	$(1,377)	$(5,162)	$(1,144)	$(2,269)

The majority of the Company's income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary Silver Wheaton (Caymans) Ltd., which operates in the Cayman Islands and is not subject to income tax. Refer to Note 21 for more information.

SILVER WHEATON 2016 THIRD QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

The recognized deferred income tax assets and liabilities are offset on the balance sheet. The movement in deferred income tax assets and liabilities for the nine months ended September 30, 2016 and the year ended December 31, 2015 is shown below:

	Nine Months Ended September 30, 2016
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$3,486	$24	$-	$3	$3,513
Financing fees	979	(218)	-	(106)	655
Capital losses	-	1,095	-	-	1,095
Other	276	(192)	-	-	84
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Long-term investments	-	-	(1,095)	-	(1,095)
Silver and gold interests	(4,657)	489	-	-	(4,168)
Other	(176)	(28)	-	-	(204)
Total	$(176)	$1,170	$(1,095)	$(103)	$(204)

	Year Ended December 31, 2015
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$14,069	$(7,025)	$(3,558)	$3,486
Financing fees	1,422	(1,168)	725	979
Other	2,111	(1,835)	-	276
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(18,348)	13,691	-	(4,657)
Other	(112)	(64)	-	(176)
Total	$(942)	$3,599	$(2,833)	$(176)

SILVER WHEATON 2016 THIRD QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Deferred income tax assets in Canada not recognized are shown below:

	September 30	December 31
	2016	2015
Non-capital losses	$23,398	$16,020
Financing fees	10,941	6,618
Silver and gold interests	54,703	57,925
Other	2,204	1,835
Capital losses	10,769	11,033
Unrealized losses on long-term investments	7,560	14,744
Total	$109,575	$108,175

SILVER WHEATON 2016 THIRD QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

21.	Commitments and Contingencies

Silver and Gold Interests

The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:
Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% [3]	0%	$4.28	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% [4]	0%	$8.74 [5]	n/a	Life of Mine	23-Mar-06
Peñasquito	25%	0%	$4.09	n/a	Life of Mine	24-Jul-07
Salobo	0%	75%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Other
Los Filos	100%	0%	$4.26	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.27	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.18 [6]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [7]	$4.10	$315	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.28	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.18	n/a	50 years	5-Jun-07
Aljustrel	100% [8]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 [9]	n/a	Life of Mine	2-Oct-08
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years [10]	8-Sep-09
Veladero	100% [11]	0%	$3.90	n/a	8.5 years	8-Sep-09
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [12]
777	100%	100%/50% [13]	$6.02 [14]	$408 [14]	Life of Mine	8-Aug-12
Constancia	100%	50% [15]	$5.90 [14]	$400 [14]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50%	10%	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [16]	25% [16]	$5.90	$450	Life of Mine	21-Mar-16

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)
Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.24 per ounce, subject to an annual inflationary factor.

3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	Silver Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
5)
Should the market price of silver exceed $20 per ounce, in addition to the $8.74 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce.

6)
In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

7)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
8)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
9)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2016 at Alexco's option.

10)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
11)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
12)	Terms of the agreement not yet finalized.
13)
The Company's share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay's Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.

14)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
16)
Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

SILVER WHEATON 2016 THIRD QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2016	2017 - 2019	2020 - 2021	After 2021	Sub-Total	Other Commitments	Total
Bank debt [1]	$-	$-	$1,345,000	$-	$1,345,000	$-	$1,345,000
Interest [2]	8,984	103,879	42,471	-	155,334	-	155,334
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	2,000	4,500	3,000	2,500	12,000	126,000	138,000
Operating leases	309	3,755	1,963	2,834	8,861	-	8,861
Total contractual obligations	$11,293	$112,134	$1,392,434	$5,334	$1,521,195	$527,550	$2,048,745

1)	At September 30, 2016, the Company had $1.3 billion drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2016 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Silver Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Silver Wheaton and terminate the agreement.

SILVER WHEATON 2016 THIRD QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $2 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $12 million to Panoro, spread over up to nine years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Other

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Canada Revenue Agency Dispute and Audit of International Transactions

On September 24, 2015, the Company received Notices of Reassessment (the "Reassessments") from the CRA totaling Cdn$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

On January 8, 2016, Silver Wheaton commenced an appeal in the Tax Court of Canada. Silver Wheaton was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Rather than making this deposit in cash, on March 15, 2016, Silver Wheaton posted security in the form of a letter of guarantee in the amount of Cdn$192 million, which includes interest accrued to March 2016 plus estimated interest for the following year. The timing for the court process is uncertain.

The CRA has also commenced an audit of the Company's international transactions covering the 2011-2013 taxation years, which is currently ongoing. The Company has not received any proposal or notices of reassessment for the 2011-2013 taxation years in connection with this audit.

SILVER WHEATON 2016 THIRD QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made	Timing
2005-2010 Taxation Years

Transfer pricing provisions of the Act should apply such that Silver Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton's foreign subsidiaries.

CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton's income subject to tax in Canada by Cdn$715 million.

CRA has reassessed Silver Wheaton and is seeking to impose income tax of Cdn$201 million. In addition, transfer pricing penalties of Cdn$72 million and interest (calculated to September 24, 2015) and other penalties of Cdn$81 million have been assessed for total of Cdn$353 million (1),(4)

Silver Wheaton has posted security in the form of a letter of guarantee in the amount of Cdn$192 million which includes interest accrued to March 2016 plus estimated interest for the following year.(1), (4)
An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA Audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $1.2 billion. (2)	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $310 million.(2), (3)	N/A	Time to complete CRA audit unknown.
2014-2015 Taxation Years	Remain open to audit by CRA.	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $410 million. (2)	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $106 million. (2), (3)	N/A	N/A

1)	Estimates of interest given as of the date stated. Interest accrues until payment date.
2)
For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

3)	This amount does not include potential interest and penalties to the extent may be applicable.
4)
As a consequence of the CRA's reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of US$12 million and US$14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively.  Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years.  However, interest and penalties of US$1.3 million remained owing,  50% of which has been paid as the Company plans to file Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011 – 2013 taxation years.

SILVER WHEATON 2016 THIRD QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants' motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Silver Wheaton Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Chief Financial Officer.  The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Silver Wheaton common shares in Silver Wheaton's March 2015 public offering, and (ii) acquired Silver Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

SILVER WHEATON 2016 THIRD QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

22.	Segmented Information

Operating Segments

The Company's reportable operating segments, which are the components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer ("CEO"), who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2016
Sales		Cost of Sales	Depletion	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$21,037	$4,559	$1,178	$15,300	$-	$15,300	$16,478	$142,312
Yauliyacu	6,841	2,989	1,976	1,876	-	1,876	3,852	156,478
Peñasquito	21,276	4,410	3,292	13,574	-	13,574	16,866	421,955
Antamina	31,437	6,132	15,881	9,424	-	9,424	25,305	830,594
Other [1]	38,982	9,547	11,033	18,402	-	18,402	31,404	924,157
	$119,573	$27,637	$33,360	$58,576	$-	$58,576	$93,905	$2,475,496
Gold
Sudbury [2]	$16,382	$4,918	$9,677	$1,787	$-	$1,787	$11,463	$480,550
Salobo	67,008	20,017	19,116	27,875	-	27,875	46,991	2,932,959
Other [3]	30,241	8,204	11,766	10,271	-	10,271	22,202	189,624
	$113,631	$33,139	$40,559	$39,933	$-	$39,933	$80,656	$3,603,133
Total silver and gold interests	$233,204	$60,776	$73,919	$98,509	$-	$98,509	$174,561	$6,078,629
Corporate
General and administrative					$(9,513)	$(9,513)	$(7,994)
Interest expense					(6,007)	(6,007)	(5,204)
Other					(1,380)	(1,380)	214
Income tax recovery					1,377	1,377	-
Total corporate					(15,523)	$(15,523)	$(12,984)	$247,403
Consolidated	$233,204	$60,776	$73,919	98,509	$(15,523)	$82,986	$161,577	$6,326,032
1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

2)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto, 777 and Constancia gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2016 THIRD QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Three Months Ended September 30, 2015
Sales		Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Other	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$30,429	$8,492	$1,770	$20,167	$-	$-	$20,167	$21,937	$148,399
Yauliyacu	6,304	1,798	2,753	1,753	-	-	1,753	4,507	177,461
Peñasquito	31,052	8,355	5,843	16,854	-	-	16,854	22,697	436,783
Other [2]	31,141	9,355	9,154	12,632	(53,722)	-	(41,090)	22,050	1,093,780
	$98,926	$28,000	$19,520	$51,406	$(53,722)	$-	$(2,316)	$71,191	$1,856,423
Gold
Sudbury [3]	$7,480	$2,669	$5,616	$(805)	$-	$-	$(805)	$4,811	$560,953
Salobo	24,742	8,783	9,216	6,743	-	-	6,743	15,959	2,175,433
Other [4]	22,103	7,256	10,896	3,951	(100,299)	-	(96,348)	13,136	278,427
	$54,325	$18,708	$25,728	$9,889	$(100,299)	$-	$(90,410)	$33,906	$3,014,813
Total silver and gold interests	$153,251	$46,708	$45,248	$61,295	$(154,021)	$-	$(92,726)	$105,097	$4,871,236
Corporate
General and administrative						$(7,170)	$(7,170)	$(5,626)
Interest expense						(428)	(428)	(360)
Other						(763)	(763)	436
Income tax recovery						5,162	5,162	-
Total corporate						(3,199)	$(3,199)	$(5,550)	$137,941
Consolidated	$153,251	$46,708	$45,248	$61,295	$(154,021)	$(3,199)	$(95,925)	$99,547	$5,009,177
1)	See Note 11 for further information.
2)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

3)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
4)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto, 777 and Constancia gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2016 THIRD QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Nine Months Ended September 30, 2016
Sales		Cost of Sales	Depletion	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$65,954	$16,309	$4,243	$45,402	$-	$45,402	$49,645	$142,312
Yauliyacu	25,670	11,285	8,804	5,581	-	5,581	14,385	156,478
Peñasquito	49,180	11,915	8,892	28,373	-	28,373	37,266	421,955
Antamina	95,975	19,249	56,441	20,285	-	20,285	76,726	830,594
Other [1]	116,352	31,998	32,844	51,510	-	51,510	85,161	924,157
	$353,131	$90,756	$111,224	$151,151	$-	$151,151	$263,183	$2,475,496
Gold
Sudbury [2]	$41,235	$13,061	$25,700	$2,474	$-	$2,474	$28,174	$480,550
Salobo	165,382	52,322	53,297	59,763	-	59,763	113,060	2,932,959
Other [3]	73,318	21,481	30,115	21,722	-	21,722	52,136	189,624
	$279,935	$86,864	$109,112	$83,959	$-	$83,959	$193,370	$3,603,133
Total silver and gold interests	$633,066	$177,620	$220,336	$235,110	$-	$235,110	$456,553	$6,078,629
Corporate
General and administrative					$(30,316)	$(30,316)	$(30,750)
Interest expense					(17,529)	(17,529)	(16,478)
Other					(4,138)	(4,138)	273
Income tax recovery					1,144	1,144	-
Total corporate					$(50,839)	$(50,839)	$(46,955)	$247,403
Consolidated	$633,066	$177,620	$220,336	$235,110	$(50,839)	$184,271	$409,598	$6,326,032

1)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

2)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
3)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto, 777 and Constancia gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2016 THIRD QUARTER REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Nine Months Ended September 30, 2015
Sales		Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Other	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$83,244	$21,788	$4,552	$56,904	$-	$-	$56,904	$61,457	$148,399
Yauliyacu	24,890	6,527	10,017	8,346	-	-	8,346	18,363	177,461
Peñasquito	81,958	20,536	14,362	47,060	-	-	47,060	61,421	436,783
Other [2]	96,399	26,326	25,128	44,945	(53,722)	-	(8,777)	70,982	1,093,780
	$286,491	$75,177	$54,059	$157,255	$(53,722)	$-	$103,533	$212,223	$1,856,423
Gold
Sudbury [3]	$32,236	$10,890	$22,909	$(1,563)	$-	$-	$(1,563)	$20,908	$560,953
Salobo	75,198	25,563	26,826	22,809	-	-	22,809	49,635	2,175,433
Other [4]	54,266	17,337	26,826	10,103	(100,299)	-	(90,196)	36,506	278,427
	$161,700	$53,790	$76,561	$31,349	$(100,299)	$-	$(68,950)	$107,049	$3,014,813
Total silver and gold interests	$448,191	$128,967	$130,620	$188,604	$(154,021)	$-	$34,583	$319,272	$4,871,236
Corporate
General and administrative						$(23,226)	$(23,226)	$(20,889)
Interest expense						(2,726)	(2,726)	(2,306)
Other						(3,680)	(3,680)	1,893
Income tax recovery						2,269	2,269	-
Total corporate						$(27,363)	$(27,363)	$(21,302)	$137,941
Consolidated	$448,191	$128,967	$130,620	$188,604	$(154,021)	$(27,363)	$7,220	$297,970	$5,009,177

1)	See Note 11 for further information.
2)
Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

3)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
4)
Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto, 777 and Constancia gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2016 THIRD QUARTER REPORT [84]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

Geographical Areas
The Company's geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

Sales			Carrying Amount at September 30, 2016
(in thousands)	Three Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2016	Silver Interests	Gold Interests
North America
Canada	$45,822	$108,342	$47,796	$543,136
United States	-	-	433	-
Mexico	47,101	129,591	569,008	-
Europe
Greece	3,961	8,423	17,769	-
Portugal	1,760	6,773	24,817	-
Sweden	6,396	26,200	43,037	-
South America
Argentina / Chile [1]	2,741	8,504	503,599	-
Brazil	67,008	165,382	-	2,932,958
Peru	58,415	179,851	1,269,037	127,039
Consolidated	$233,204	$633,066	$2,475,496	$3,603,133
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

Sales			Carrying Amount at September 30, 2015
(in thousands)	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2015	Silver Interests	Gold Interests
North America
Canada	$28,628	$84,404	$73,891	$705,678
United States	-	-	433	-
Mexico	66,367	180,040	594,132	-
Europe
Greece	1,727	7,964	22,935	-
Portugal	1,366	7,382	25,626	-
Sweden	8,314	32,512	46,078	-
South America
Argentina / Chile [1]	3,775	15,155	614,190	-
Brazil	24,742	75,198	-	2,175,432
Peru	18,332	45,536	479,138	133,703
Consolidated	$153,251	$448,191	$1,856,423	$3,014,813
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2016 THIRD QUARTER REPORT [85]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2016 (US Dollars - Unaudited)

23.	Subsequent Events

Declaration of Dividend

On November 9, 2016, the Board of Directors declared a dividend in the amount of $0.06 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on November 23, 2016 and is expected to be distributed on or about December 07, 2016. The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

SILVER WHEATON 2016 THIRD QUARTER REPORT [86]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
SILVER WHEATON CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHUCK JEANNES
EDUARDO LUNA
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
 & Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
 Investor Relations

HAYTHAM HODALY
Senior Vice President,
 Corporate Development

TRANSFER AGENT
CST Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:  1 604 684 9648
TF: 1 800 380 8687
E:  info@silverwheaton.com

Silver Wheaton® is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

SILVER WHEATON CORP.

1021 WEST HASTINGS STREET, SUITE 3500,
VANCOUVER, BC V6E 0C3,
CANADA

T: 1 604 684 9648
F: 1 604 684 3123

WWW.SILVERWHEATON.COM